FORM 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
CURRENT REPORT

Date of Report: October 5, 2012

Dragon Jade International Limited
(Exact name of registrant as specified in its charter)

Unit 2, 23/F, New World Tower I, 18 Queens Road, Central Hong Kong, SAR, China
(Address of Principal Executive Offices)
Registrant's telephone number, including area code: 011-852-3588-1780

BVI	0-53593	None
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXPLANATORY NOTE

The purpose of this Amended Current Report on Form 6-K/A is to amend our Current Report on Form 6-K which was filed with the Securities and Exchange Commission (the “SEC”) on September 10, 2012 (the “Original 6-K”). This amendment is being made to correct typographical errors on Risk Factors disclosure and unaudit financial statement footnote numbers, and complementary disclosure on the date of Independent Non-executive Directors’ appointment.

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ITEM 1.	BUSINESS.

Business Overview

United Asia Medical Network Co. Ltd. (hereinafter referred to as “UAMN”) is a company incorporated in Hong Kong with business network across Asia, including Hong Kong, mainland China, Taiwan, Japan, Korea, Singapore, Malaysia, and Thailand. The Company is a customer oriented company with aggressive and innovative spirit. UAMN holds the belief that with their strong expertise in human biological knowledge and marketing experience, they would be able to provide the finest nutritional products and premiere medical services for the betterment of human livings. UAMN aims at exploiting the unique combination use of Traditional Chinese Medicine and Modern Western Medicine in treatment. Facing with adverse side effects of Modern Western Medicine, the medical professionals of UAMN believe that Traditional Chinese Medicine, with thousands of years of enhancement and empirical evidence, can complement the Western Medicine which is in the best interests of the patients.

Selected Vegetables
In 2001, the Company introduced the Selected Vegetables (hereinafter referred to as “SV”) to Asia. SV is the world’s first Chinese herbal mixture agreed by the US Food and Drug Administration (FDA) to enter the Phase III clinical trial under its supervision. It also marks an important break-through for Chinese herbs as an approved drug and medicine in the World. UAMN owns the exclusive distribution rights of SV in Asia including Hong Kong, Singapore, Malaysia and Thailand.

SV is the world’s first herbal mixture successfully agreed by the Food and Drug Administration (FDA) to enter the phase III clinical trial under its supervision. The Phase III clinical trial of the SV product is funded and officially supervised by National Cancer for Complementary and Alternative Medicine (NCCAM) and National Cancer Institute (NCI). Since the clinical trial of the SV is the first-ever herbal mixture accredited with such status in the history, it also marks an important break-through for herbs as an approved drug and medicine in the World. SV is expected to pass the FDA Phase Ⅲ trial by the end of 2014 and obtain new drug number in 2015.

According to the studies conducted by Dr. Alexander Sun, the inventor of SV, the median survival time of inoperable Stage IIIB and Stage IV non-small cell lung cancer patients receiving the SV treatment reached 33.5 months, which is much longer than the median survival time of historical data of other anti-cancer drugs, which is about 6 to 12 months only. In addition, objective tumor response to SV was also observed in many patients.
Compared to other anti-cancer drugs, SV has the following features:

●	The first herbal mixture completely manufactured in US and invented by New York University and Yale professional group
●	Ideal treatment effect with no toxicity;
●	Extending of the median survival time (“MST”) for inoperable stage IIIB and IV NSCLC patients to 33.5 months, as compared to the historical MST of approximately 6-12 months;
●	Improving quality of life and reducing the side-effects of chemotherapy;
●	Less costly compared to conventional prescription cancer treatments and eliminating the costs for treating life-threatening side-effects;
●	Also being a health supplement that can boost up human body’s immune system by shortening the reaction time of immune system.

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Clinical Trial on Other Cancers
After SV has become a registered medicine, SV will be applied on the treatment of adenocarcinoma including lung, prostate, breast, colon and rectum, stomach, pancreas and ovary cancer, and will also be applied on the treatment of cancer with the same cell type as lung cancer including cervix cancer. Clinical trial will be launched to prove the efficacy of SV on the treatment of other types of cancer.

Clinical Trial on Treatment of Other Viral Diseases
Based on objective response of SV in humans, it also plans to investigate the therapeutic reach of the SV product platform against other viruses, including chronic Hepatitis B virus, the Herpes and Epstein-Barr viruses.

Aside from the prescription version of SV, UAMN has also developed an over-the-counter “health supplement” version of SV for the preventive market to be marketed direct-to-consumers. In addition to commanding a lower price, the prospective health supplement version will differ from its prescription counterpart in dosage size and label claims. UAMN believes SV not only offer multiple market opportunities but it also may have opened the door to a new direction in the non-toxic treatment and prevention for chronic diseases.

Marketing and Sales
Cancer is a leading cause of death worldwide, accounting for 7.6 million deaths (around 13% of all deaths) in 2008. The main types of cancer are lung (1.37 million deaths), stomach (736,000 deaths) and liver (695,000 deaths). In terms of incidence, the most common cancers worldwide are lung cancer (12.3% of all cancers). Cancer incidence will grow steadily due to numerous factors, including the aging population, the unraveling of the genetics behind cancer, and the fact that cancer is a significant disease with many variations. The outlook for patients diagnosed with lung cancer is poor by comparison with many other cancers. The five-year relative survival barely exceeds 10%. There has been very modest improvement in survival from lung cancer during the last 20 years. Between 2000 and 2020, the World Health Organization is predicting a 50% rise in the global incidence. According to the Center for Medicare and Medicaid Services, prescription drug costs have spiraled from $12 billion annually in 1980 to $179 billion in 2003. In addition, cancer drugs will be the fastest-growing part of the drug market for the next five years, with costs rising 20 percent a year, according to many analysts.

Market of SV can be divided into prescription and nutraceutical market.
Prescription SV will be distributed to medical doctors and Chinese medicine practitioners through sales representatives. The number of Chinese medicine practitioners selling SV in Hong Kong has been increased to more than a hundred in 2011. Also, UAMN will spend efforts to develop the network of medical doctors to penetrate the cancer treatment market.

SV as nutraceutical product are sold at lower dosage over-the-counter through health food and nutrition stores. Heavy advertisements will be placed to arouse public awareness of SV. Since health consciousness among the public is increasing, SV will become a competitive product in the nutriceutical market due to its proven efficacy in boosting up immune system of human body by clinical trials.

Currently, SV is distributed in the nutrition stores of hospitals in Hong Kong. Matching up the strengthening advertising campaigns, SV’s distribution network will include Mannings and Watsons, the two Hong Kong’s top health and beauty retailers, which have over 300 stores and 160 stores respectively.

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In 2011, UAMN started to publish a periodic medical and health magazine in Hong Kong that aims at the dissemination of health information and the promotion of the combination use of Traditional Chinese Medicine and Modern Western Medicine. It also performs as a media channel for the UAMN’s products and its partners.

Due to the differences in culture and business practices, UAMN will appoint exclusive distributors of SV in Singapore, Malaysia and Thailand. This can lower the risks in the exploration of unfamiliar markets.

Mangen Enzyme

UAMN has owned the exclusive distribution rights of Mangen Enzyme in Asia including Hong Kong, Macau, Taiwan, Singapore, Malaysia, Thailand and Pakistan since 2012. Mangen Enzyme is produced with technology developed in Japan, which complies with the strict safety standards of food authority in Japan. Mangen Enzyme contains enzymes from 63 types of carefully selected quality vegetables, plants, fruits and herbs, works to maintain the correct nutritional balance and therefore helps human body metabolism and improves health.

Enzymes are utilized when sperm is mingled with the ovary. Activities such as breathing, blood circulation, endocrine system, immune system, detoxification, muscle activities, thinking and even observing with eyes require the enzymes so as to have proper functioning. At the same time, enzymes also help in digestion, food absorption and enable the gist of nutrients to be converted into muscles, blood and life force. Enzymes also help to detoxify and eliminate old cells and replenish our body with new cells as well as promoting metabolism. So we say that the enzymes are important substances for maintaining life, promoting better health and revive vitality.

In a normal circumstance, our body can store the enzymes naturally. With aging process, the enzymes that are accumulated will gradually diminish. When we are young, the enzymes are abundant and we are active. However, when we are old, the enzymes stored will diminish and we tend to get sick easily especially suffer from fever, injury, inflammation and chronic diseases. Lack of enzymes will lead to aging and sickness. That is why it is important to replenish enzymes in our body.
The main efficacies of Mangen Enzyme are:

●	Purification of blood and detoxification;
●	Normalization and activation of fundamental metabolism;
●	Normalization of bacteria inside the intestine;
●	Normalization of hormone balance;
●	Strengthening of natural recover and vitality.

Mangen Enzyme helps to improve the following conditions:

●	Gastroenteritis (digestive) disorder and liver disease;
●	Hypertension and Hypo-tension (high and low blood pressure);
●	Neuralgia (headache, muscle stiffness, back and neck-ache);
●	Constipation (poor bowel movement – too much oily and spicy food);
●	Irregular menstruation (stomach cramp), cold, asthma, burn;

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●	Pigmentation problems and poor skin complexion and premature aging;
●	Dry and sore throat (smoker) and thick head (alcoholic intoxication, hangover).

Marketing and Sales
According to market research, World demand for nutraceutical products will rise 7.2% annually from $16.8 billion in 2010 to $23.7 billion in 2015. Developing regions including Asian countries will achieve much faster growth in both consumption and production than developed regions. Naturally derived herbal and botanical extracts will command the fastest growth.

In the coming two years, UAMN will launch the Mangen Enzyme in the market of Hong Kong, Macau and Taiwan, in which UAMN has extensive distribution networks. Mangen Enzyme will be distributed in supermarket and hypermarket located in large scale shopping malls so as to enjoy the high traffic of customers. Selling through hypermarket and supermarket is the quickest way to approach the customers.

In the third year, Mangen Enzyme will be launched in Singapore, Malaysia, Thailand and Pakistan. Due to the differences in culture and business practices, UAMN will appoint exclusive distributors in those countries. This can lower the risks in the exploration of unfamiliar markets.

Heavy advertisements will be placed to arouse public awareness of Mangen Enzyme. Advertisement will be placed in TV and targeted magazines & newspapers. Promotion activities include PR conference and free seminars to generate noise. Since health consciousness among the public is increasing, Mangen Enzyme will become a competitive product in the nutraceutical market due to its high effectiveness.

Development of Disease-Oriented TCM
Although modern western medicine is the medical mainstream of the World, there are many non-curable diseases, such as cardiovascular diseases, diabetes, immunology diseases and cancer, etc. Facing with deficiencies and adverse side effects of modern western medicine, traditional Chinese medicine (hereinafter referred to as “TCM”), with thousands of years of enhancement and empirical evidence, can complement the Western Medicine which is in the best interests of the patients. However, the non-assured quality of TCM manufactured in the mainland China and lack of experience in negotiation with drug authority of foreign countries creates obstacles for the TCM to enter into the international market.

UAMN has over years of negotiations with drug administration authorities of different countries. From now on, through cooperation with UAMN and research team of New York University, the quality control of the TCM can be standardized and be arranged to undergo the phase I, II and III clinical trials of foreign authority.

In 2011, UAMN has an established collaborative relationship with a TCM inventor in which UAMN shall assist to develop a TCM formula into marketed product named “HeartSpring”, which is used for the treatment of cardiovascular diseases. UAMN shall be responsible for the conduction of the clinical trials, license and patent application, and the production, distribution and sale of HeartSpring in global market.

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UAMN shall provide advice on the fine-tuning of formulas and standardization of ingredients used in HeartSpring such that it can be qualified to proceed the clinical trials approved by authorities of various countries.

The preliminary tasks before the conduction of clinical trials, which include fine-tuning of formulas and design of clinical trial protocols, are expected to be completed in 2012. Clinical trials and registrations of HeartSpring are expected to be completed by the end of 2013.

According to data from World Health Organization, cardiovascular diseases are the number one cause of death globally: more people die annually from cardiovascular diseases than from any other cause. An estimated 17.3 million people died from cardiovascular diseases in 2008, representing 30% of all global deaths.

HeartSpring is planned to be launched into the market of the mainland China, Hong Kong and Taiwan in 2014. The manufacture of HeartSpring shall be sub-contracted to GMP pharmaceutical factory. The market of other Asian countries, including Japan, South Korea, Singapore, Malaysia and Thailand, will be launched in 2017. North America and Europe market are expected to be started in 2019 after the approval from EU and US FDA.

UAMN is looking for more herbal and TCM formulas which can be developed into marketable products according to the following principles:

●	Non-toxicity;
●	Proven efficacy by clinical trial;
●	Compliance with the registration requirement of most countries;
●	Reasonable price and portable.

ITEM 1A.	RISK FACTORS.

Risks Related to Our Business

Our auditors have expressed substantial doubt as to our ability to continue as a going concern. Dragon Jade has sustained losses totaling $7,039 for the fiscal year ending March 31, 2012., The Company had a working capital of $10,435 and a retained earnings deficit of $147,823 as of March 31 2012. The expression of a substantial doubt as to the companies’ ability to continue as going concerns means that unless the companies achieve profitability, the losses and deficits likely would result in the failure of the companies to realize assets and satisfy liabilities in the normal course of business and to continue in existence, in which case present and prospective shareholders would lose their entire investments.

Our business is affected by global, national and local economic conditions since the products we sell are discretionary and with alternative selections. We depend upon factors relating to discretionary consumer spending in the East Asia. These factors include economic conditions, consumers, employment rates, the level of consumers' disposable income, business conditions, interest rates, consumer debt levels, availability of credit and levels of taxation in regional and local markets where we sell our products. There can be no assurance that consumer spending on our products will not be adversely affected by changing in economic conditions.

Our ability to establish effective marketing and advertising campaigns is the key to our success. Our advertisements promote our corporate placing of our merchandise and the pricing of such products. If we are unable to increase awareness of our brands and our products, we may not be able to attract new customers. Our marketing activities may not be successful in promoting, placing or pricing our products, retaining and enlarging our customer base. We cannot assure you that our marketing programs will be adequate to support our future growth, which may lead to material adverse effect on our results of operations.

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Consumer preferences in the health care industry change rapidly and are difficult to predict. The success of our business depends on our ability to foresee accurately and respond to future changes in consumer appetite, carry the correct inventory, deliver the appropriate products at right price and purchase at minimum cost. We must optimize our product selection and inventory positions based on consumer preferences and sales trends. If we fail to anticipate, identify or react appropriately to changes in consumer appetite and select correct product to these changing appetites, we could experience excess inventories, higher than normal markdowns or unable to sell the products and will reduce our revenue, financial position and results of operations.

While we must maintain sufficient inventory levels to operate our business successfully and meet our customers' demands, we must be careful to avoid overstock. Changing consumer demands, manufacturer backorders and uncertainty surrounding new product launches expose us to increasing inventory risks. Demand for products can change rapidly and unexpectedly, including the back order time and availability for sale. We carry a wide variety of products and must maintain sufficient inventory levels. We may be unable to sell certain products in the event that consumer demand changes. Our inventory holding costs will increase if we carry excess inventory. However, if we do not have a sufficient inventory to fulfill customer orders, we may lose orders or customers, which may adversely affect our business, financial condition and results of operations. We cannot assure you that we can accurately predict consumer demand and events and avoid over-stocking or under-stocking products.

We sell substantially all of our products to our customers through our distribution network which comprises initial small distribution companies that are located in Hong Kong. Our ability to meet customer demand may be significantly limited if we do not successfully operate our distribution centers and logistics facilities as well as efficiently conduct our distribution activities, or if one or more of our distribution centers or logistics facilities are destroyed or shut down for any reason, including as a result of a natural disaster. Any disruption in the operation of our distribution network could result in higher costs or longer lead times associated with distributing our products.

We intend to expand our distribution network to include additional cities and rural areas in East Asia expand our geographic reach to customers. However, we may not be successful in expanding such distribution network. Our distribution, logistics and value-added services and products may encounter various competitions from similar services and producers. Therefore, the success of our proposed expansion will depend on many factors, including our ability to form relationships with, and manage an increasing number of, customers nationwide and optimize our distribution channels. We must also be able to anticipate and respond effectively to competition posed by other pharmaceutical distributors. If we fail to expand our distribution network in East Asia as planned or if we are unable to compete effectively with other distributors, our business, financial condition and results of operations may be materially and adversely affected.

All of our products are shipped through third-party carriers. If a strike or other event prevented or disrupted these carriers from transporting our products, other carriers may be unavailable or may not have the capacity to deliver our products to our customers. If adequate third-party sources to ship our products were unavailable at any time, our business would be materially adversely affected.

In our healthcare product distribution networks, we depend on a few small suppliers for a steady supply of healthcare products. We typically distribute products pursuant to annual agency or distribution agreements entered between us and our suppliers or upstream distributors, under which our suppliers provide us with a series of economic incentives and other support. We cannot assure you that manufacturers and other suppliers will continue to sell products to us on commercially reasonable terms, or at all. We also cannot assure you that we will be able to establish new manufacturer and other supplier relationships, or extend existing relationships with suppliers when our agreements with them expire. Our annual agency or distribution agreements with suppliers may be terminated from time to time due to various reasons beyond our control.

We do not directly own any land use rights over the properties we rent. We may lose our rental properties or may not be able to renew them when they are due on terms that are reasonable or favorable to us. This may adversely impact our operations, including disrupting our operations or increasing our cost of operations.

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We will be exposed to risks inherent in the packaging and distribution of healthcare products, such as the unintentional distribution of counterfeit products. Furthermore, we may sell products which inadvertently have an adverse effect on the health of individuals. Product liability claims may be asserted against us, although we may have the right under applicable Hong Kong laws, rules and regulations to recover from the relevant manufacturer for compensation we paid to our customers in connection with a product liability claim. Any product liability claim, product recall, adverse side effects caused by improper use of the products we sell or manufacturing defects may result in adverse publicity regarding us and the products we sell, which would harm our reputation. If we are found liable for product liability claims, we could be required to pay substantial monetary damages. Furthermore, even if we successfully defend ourselves against this type of claim, we could be required to spend significant management, financial and other resources, which could disrupt our business,

Any significant growth in the market for our products or our entry into new markets may require an expansion of our employee base for managerial, operational, financial and other purposes. As of the date of this Report, we had 7 full-time employees. During any growth, we may face problems related to our operational and financial systems and controls, including quality control and delivery and service capacities. We would also need to continue to expand, train and manage our employee base. Continued future growth will impose significant added responsibilities upon the members of management to identify, recruit, maintain, integrate, and motivate new employees.

Besides, we may also encounter working capital shortage, as we may need additional liquidity to finance the purchase of raw materials and supplies, development of new products, and the hiring of additional employees. For effective growth management, we will be required to continue improving our operations, management, and financial systems and controls. Our failure to manage growth effectively may lead to operational and financial inefficiencies that will have a negative effect on our profitability. We cannot assure investors that we will be able to timely and effectively meet that demand and maintain the quality standards required by our existing and potential customers.

If adequate additional financing is not available on reasonable terms, we may not be able to undertake our expansion plan, purchase additional equipment for our operations and we would have to modify our business plans accordingly. There is no assurance that additional financing will be available to us.

We may experience increasing capital requirements and, accordingly, we may not have sufficient capital to fund our future operations without additional capital investments. Our capital needs will depend on numerous factors, including (i) our profitability; (ii) the release of competitive products by our competitors; (iii) the level of our investment in research and development; and (iv) the amount of our capital expenditures, including acquisitions. We cannot assure you that we will be able to obtain capital in the future to meet our needs.

If we cannot obtain additional funding, we may be required to: (i) limit our investments in research and development; (ii) limit our marketing efforts; and (iii) decrease or eliminate capital expenditures. Such reductions could materially adversely affect our business and our ability to compete.

We may not be able to negotiate terms and conditions for obtaining the adequate capital that are acceptable to us. Any future capital investments could dilute or otherwise materially and adversely affect the holdings or rights of our existing shareholders. We cannot give you any assurance that any additional financing will be available to us or, if available, will be on terms favorable to us.

Moreover, Dragon Jade has sustained losses totaling $7,039 for the fiscal year ending March 31 2012 and had a retained earnings deficit of $147,823 as at March 31, 2012, and our auditors have expressed substantial doubt as to our ability to continue as a going concern..

We will require substantial additional financing or funding in the future. We have been dependent upon sales proceeds received from private equity funding and debt financing to meet our capital requirements in the past. In the future, we likely will require additional financing or funding to meet our capital requirements for meeting our health supplement (“HS”) and Traditional Chinese Medicine (“TCM”) programs or to expand our future HS and TCM. If we were unable to meet our future capital requirements for use as working capital and for general corporate purposes, we could experience operating losses and fail to expand our future consulting services. If so, our operating results, our business results and our financial position would be adversely affected.

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We are dependent on our senior management, particularly LAW Lok Bun, HUNG,Kwok Wing (“Sonny”), and Dr. LAI Yat Man to achieve profitability and the loss of either one of them could have a material adverse effect upon business, operating results and financial position. Our operating results and future success are dependent upon our senior management’s providing and expanding our consulting services to achieve profitability and our ability to retain members of our senior management or to replace any of them by attracting, hiring, retaining and motivating other highly skilled consultants who are experienced in managerial, marketing and customer service. The loss of or inability to replace any member of our senior management could have a material adverse effect upon our business, operating results and financial position.

Our future success is dependent upon our ability to compete in providing HS and TCM. In our HS and TCM business, there is intense competition among providers, including individuals and large and small entities. Many of these competitors have substantially longer history, greater financial and marketing resources than we do, stronger name recognition, and longer-standing operation history. Our future success is dependent upon our ability to compete and our failure to do so could adversely affect our business, financial condition and results of operation.

Our operating results may fluctuate. Our operating results are dependent on a number of factors, many of which are outside our control, including (i) the general economic conditions in Hong Kong, China and the world, (ii) the competition in the market place, (iii) our ability to obtain necessary additional financing to maintain a continuous operation.

We will be subject to certain requirements of the Sarbanes-Oxley Act of 2002 and the related rules and regulations adopted by the Securities Exchange Commission pursuant to that Act. If we are unable to comply timely with such requirements or if the costs of compliance are too great, our profitability, the market price of our common stock, and our results of operations and financial condition could be materially adversely affected. The requirements, rules and regulations to which we will be subject include: Chief Executive Officer/Chief Financial Officer certifications of disclosure in periodic reports and registration statements under the Securities Act of 1933; disclosure regarding conclusions of evaluation of disclosure controls and procedures and internal control of financial reporting; conditions for use of non-GAAP financial measures; disclosure in Management’s Discussion and Analysis of certain off-balance sheet arrangements and aggregate contractual arrangements; disclosure of whether or not we have an audit committee financial expert who is independent and experienced, and if not, why not; disclosure of whether or not we have adopted a written code of ethics for our chief executive officer and senior financial officers, and if not, why not. The requirements will involve substantial additional time and effort by our Chief Executive Officer/Chief Financial Officer and additional time, effort and expense for our auditors and counsel, as well as for us, all of whom will be subject to potential liabilities for failure to comply with the requirements and some of whom may be unwilling or unable to satisfy the requirements.

Risks Related to Doing Business in China

Any change in government regulations or administrative practices in China and Hong Kong concerning our business may have a negative impact on our business, operating results and financial position. The laws, regulations and policies of the governments in China and Hong Kong and administrative practices in China, the principal jurisdiction may be changed, applied or interpreted in a manner that will fundamentally alter our ability to carry on our business. The laws, regulations and policies of the government and the administrative practices in China, if changed, may have a detrimental effect on our business, operating results and financial position, resulting in our ability to promote HS and TCM  and/or to operate profitably.

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There is no established or liquid trading market for shares of our common stock. Although we intend to apply for a quotation of our shares on the OTC Bulletin Board (“OTCBB”), there can be no assurance that our shares will qualify for the OTCBB. If we do not satisfy all the applicable requirements of the OTCBB,, we expect that our shares may be quoted and traded from time to time on the Pink Sheets. Such Pink Sheet quotations and trading may be limited or sporadic and our shareholders may have difficulty in selling their shares in such an illiquid market.

Our common stock may be considered a “penny stock” under SEC rules, which would limit the market for our shares and our ability to raise capital in an equity offering of our securities. If shares of our common stock were not listed on a national securities exchange or Nasdaq and did not have a minimum bid price of $4 per share, our common stock would be considered a “penny stock,” as defined in Rule 3a51-1 of the Securities Exchange Act of 1934. SEC rules impose additional specific disclosure and other requirements on broker-dealers effecting transactions in penny stocks, which rules may reduce the market liquidity for our shares.

The Securities and Exchange Commission has adopted Rule 15g-9 for transactions in penny stocks which requires that:

In order to approve a person's account for transactions in penny stocks, the broker or dealer must:

●	obtain financial information and investment experience objectives of the person; and
●
make a reasonable determination that transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prescribed by the Commission relating to the penny stock market, which, in highlight form:

●	sets forth the basis on which the broker or dealer made the suitability determination;
●	that the broker or dealer received a signed, written agreement from the investor prior to the transaction; and
●	the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

Disclosure also has to be made about: the risks of investing in penny stocks in both public offerings and in secondary trading; the commissions and other compensation payable to both the broker-dealer and the registered representative in connection with the penny stock transaction; current quotations for the penny stocks and other information relating to the penny stock market; and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

Our three principal shareholders will continue to be in control. None of our three principal shareholders holds a majority of our outstanding shares, the shareholder vote required for the election of directors and for other corporate action. But first two of our three principal shareholders, Woody Fire Consultancy Limited (30.75%) and Dr. LAI Yat Man (25.32%), acting together, have a majority of our outstanding shares (56.07%) and therefore are in a position to elect all of the members of our board of directors. The first two of our three principal shareholders, acting together, also are in a position to block any takeover bid or merger or acquisition proposal that may be beneficial to other shareholders.

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We have not paid and do not intend to pay cash or other dividends on our common stock. We have not paid any cash or stock dividends on our common stock since inception and do not anticipate paying any dividends in the future. Rather, we expect that any earnings will be used in our operations and to finance the expansion of our business. Shareholders and investors in our company would not be receiving any cash or other dividends in the future and are advised to take this into consideration before making their investment decisions.

Other Risks

Enforcement of certain civil liabilities. We are a British Virgin Islands corporation doing business outside the United States, in Hong Kong and China. United Century is a group of Hong Kong corporations doing business in Hong Kong. All of our officers and directors are residents of Hong Kong. All of our assets and those of our officers and directors are located outside the United States, in Hong Kong. Under these circumstances, shareholders and investors may not be able to effect service of process within the United States upon such foreign persons and may not be able to enforce against such persons judgments obtained in United States courts predicated upon the civil liability provisions of the federal securities laws of the United States; moreover, it is unlikely that foreign courts would enforce, in original actions, liabilities against such foreign persons predicated solely upon the federal securities laws of the United States. None of Dragon Jade and its subsidiaries or our officers and directors presently has agreed to accept service of process in the United States or to abide by any judgments obtained in United States courts predicated upon the civil liability provisions of the federal securities laws of the United States, but all would possibly consider doing so in the future based upon the facts and circumstances presented at that time.

ITEM 2.	FINANCIAL INFORMATION – Management’s Discussion and Analysis.

Year-ended March 31, 2012 Compared to Year-ended March 31, 2011.

Revenues for the year-ended march 31, 2012 totaled $299,963, a decrease of $35,134, or 10.48% from the $335,097 for the year-ended March 31, 2011. This decrease resulted from general economic fluctuation.

Cost of net revenues for the three months-ended March 31, 2012 totaled $92,293, a decrease of $23,400, or 20.23% from the $115,693 for year-ended March 31, 2011. This decrease resulted principally from the reduction in sales. The gross profit margin was 69.23% for the year-ended March 31, 2012 compared to 65.47 for the year-ended March 31, 2011.

Other revenue for the year-ended March 31, 2012 totaled $21,260, a decrease of $2,475, or 10.43% from the $23,735 for the year-ended March 31, 2011. This decrease resulted from decrease in rental revenue. Other revenue consists of rental revenue.

General and administrative expenses for the year-ended March 31, 2012 totaled $332,352, an increase of $126,308, or 61.30% from the $206,044 for the year-ended March 31, 2011. This increase resulted from increase in staff expenses and rental expenses.

As a result of the foregoing, the Company had a loss from operations of $103,422 for the year-ended March 31, 2012 compared to income from operations of $37,095 for the corresponding period of the prior year.

For the year-ended March 31, 2012, the Company incurred $2 of interest expense. There was no interest expense for the year-ended March 31, 2011.

For the year-ended March 31, 2012, the Company booked a tax benefit of $17,064 because of its operating loss. This compares with a tax liability of $6,121 for the year-ended March 31, 2011.

For the year-ended March 31, 2012, the loss attributable to the non-controlled interest of its subsidiary was $1,301. This compares with income attributable to the non-controlled interest of the subsidiary of $466 for the year-ended March 31, 2011.

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As a result of the foregoing, the Company’s Comprehensive loss totaled $85,059 for the year-ended March 31,2012 compared to comprehensive income of $30,508 for the year-ended March 31, 2011.

Liquidity and Capital Resources.

As of March 31, 2012, the Company had cash of $88,470 and working capital of $87,020. This compares with cash of $179,861 and negative working capital of $577,838 as of March 31, 2011.

Net cash used in operations totaled $859,369 for the year-ended March 31, 2012 compared with cash provided by operations of $177,035 for the year-ended March 31, 2011.This decrease resulted from the Company incurring a loss during the year-ended March 31, 2012 a $691,414 advance from a director, compared to a repayment in the prior year, a decrease of $66,810 in accrued liabilities and other relatively small changes in the current accounts.

Cash used in investing activities for the year-ended March 31, 2012 totaled $1,252, all from the purchase of plant and equipment. This compares with $893 used in investing activities for the year-ended March 31, 2011, all from the purchase of plant and equipment.

Cash flows from financing activities totaled $769,231 for the year-ended March 31, 2012, all from increased paid in capital. There were no financing activities during the year-ended March 31, 2011.

Based upon its current operations, the Company has insufficient capital to meet its business plan for the next twelve months. Accordingly, unless it is able to reverse its losses, or receive an infusion of capital, it will be unable to continue as a going concern.

ITEM 3.	PROPERTIES.

The Company does not own any properties. It has a shared office space at Unit 2, 23/F, New World Tower I, 18 Queens Road, Central, Hong Kong, SAR, Peoples’ Republic of China. The annual rent for this space is $592. Its subsidiary has also leased office space at an annual rate of $51,900.

ITEM 4.	SECURITY OWNWERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

NAME	SHARES OWNED	PERCENT OF CLASS
Woody Fire Consultancy Limited	15,500,000	30.75
Lai Yat Man	12,762,804	25.32
Law Lok Bun	7,000,000	13.89
Hung Kwok Wing	750,000	1.49
Fung Kwok Wing	0	0
Lo Tsz Fung Philip	0	0
Lai Fan Wah (Thomas)	0	0
Tai Tze Yu Daniel	0	0

Officers & Directors as a Group (7 persons)	20,512,804	40.69%

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ITEM 5.	DIRECTORS AND EXECUTIVE OFFICERS.

The following persons serve as our executive directors. Each is selected by the shareholders and serves until the next annual meeting of our shareholders.

LAW Lok Bun
HUNG Kwok Wing
LAI Yat Man
FUNG Kwok Wing

The following persons serve as our non-executive or independent directors. Each is selected by the shareholders and serves until the next annual meeting of our shareholders.

LO Tsz Fung Philip
LAI Fan Wah (Thomas)
TAI Tze Yu Daniel

The following is a brief biography of each of the directors, both executive and non-executive.

Mr. Law Lok Bun, aged 60, is the executive director of our Company. He was appointed as executive Director of our Company on April 17, 2012. He is responsible for planning the overall direction of the Company and managing the Company's day to day affairs. He has more than thirty years of experience in pharmaceutical manufacturing, wholesaling and retail trade. He is currently a managing director of Merika Medicine Factory Limited. Mr. Law is a graduate of Hong Kong Baptist University from which he received a B.A. degree in Analytical Chemistry.

Dr. Lai Yat Man, aged 52, is the executive Director and chief executive officer of our Company. He was appointed as executive Director of our Company on September 1, 2012. He is primarily responsible for our Company’s overall business planning, strategy and management, as well as providing medical and biological information support to the Company. He has over 25 years of experiences in medical and pharmaceutical industry. From 1987 to 1988, he acted as the Chief Resident of Emergency Internal Medicine Department of Neihu General Hospital in Taipei. From 1988 to 1995, he acted as the Chief of Internal Medicine Department of Tamsui First Hospital in Taipei County. In 1998, he founded United Asia Medical Network Company Limited in Hong Kong. He is currently the Chairman of United Asia Medical Network Company Limited. Dr. Lai received his medical degree from the Medical College of National Taiwan University in 1985.

Mr. Fung Kwok Wing, aged 38, is the executive Director and chief financial officer of our Company. He was appointed as executive Director of our Company on September 1, 2012. He is primarily responsible for the overall business operation, developing the financial strategy, overseeing financial and administrative operations, and the human resources management of our Company. He has over 10 years of experiences in accounting and finance. He is also currently the chief financial officer of United Asia Medical Network Company Limited. Mr. Fung is a member of the American Institute of Certified Public Accountants. Mr. Fung obtained a Bachelor of Social Science in Economics degree from The Chinese University of Hong Kong in 1995.

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Mr. Lo Tsz Fung Philip was appointed as Independent Non-executive Director of our Company on September 1, 2012. Mr. Lo was appointed as a director and Chairman of the Audit Committee and a member of the Compensation Committee and Corporate Governance Committee of QKL Stores Inc. (NASDAQ: QKLS )in November 2011. Mr. Lo has been serving as managing director of Shenzhen Xin Wei Managing Consultancy Limited since August 2011, independent non-executive director of Styland Holdings Limited (Hong Kong Exchange Code : 211) since April 2009, and managing director of P&L Financial Consultancy Limited since December 2007. Mr. Lo also served as chief financial officer of Wuhan General Group (China) Inc. (NASDAQ: WUHN) from February 2010 to January 2012, chief financial officer of Wuhan Zhongye Yangluo Heavy Machinery Co., Ltd from December 2007 to January 2009, and senior manager of Albert Wong & Co from June 2006 to December 2007. Mr. Lo received his bachelor’s degree from University of Wollongong, Australia. He is a member of CPA Australia and a member of HKICPA. We believe that Mr. Lo’s deep knowledge of finance and accounting matters brings a unique expertise to the Board of Directors.

Mr. Lai Fan Wah (Thomas),was appointed as Independent Non-executive Director of our Company on September 1, 2012. Mr. Lai has been appointed as Director of Trinergy M&A Advisory Limited since 2010, which is a merger and acquisition advisory firm located in Shanghai serving the Greater China Market. Mr. Lai was the Marketing Manager of Chong Hing Securities Company Limited, a wholly-owned subsidiary of Chong Hing Bank Limited Hong Kong from 2007 to 2008. Mr. Lai served as an Investment Advisor of HSBC Securities (Canada) Inc. in Toronto, Canada from 2001 to 2004, being the wholly-owned subsidiary of HSBC Bank Canada, the firm provided Private Banking services serving wealthy clients of HSBC Bank Canada. Mr. Lai graduated from the Arts Department of Hong Kong Shue Yan College, awarded MBA Degree from Oklahoma City University, Oklahoma, USA; awarded Bachelor in Laws Degree from the Peking University, Beijing, Peoples’ Republic of China. We believe that Mr. Lai’s deep knowledge of banking and financing matters brings a unique expertise to the Board of Directors.

Mr. Tai Tze Yu Daniel, aged 52, was appointed as Independent Non-executive Director of our Company on September 1, 2012. He has more than 20 years of management and supervision experience in various enterprises which is engaging in the business of electronic products, catering and trading. From 1990 to 2006, he is a Manager and General Manager of Sharp-Roxy (HK) Limited in Hong Kong. He is primarily responsible for the planning, direction and control of all sale, advertising and promotion activities related to consumer electronic products. Apart from the local sales in Hong Kong, he also takes full responsibility and accountability of the corporate sales, sales administration and support and new business developments. From 2006 to 2007, he is a Manager and Director of Rakutei Dinning & Bar. From 2007 to 2009, he is a General Manager of Kelvin Electric Trading Company Limited. He is currently a Managing Director of Aqua Gold Holding Company Limited since 2009.

From 2003 to present, Mr. Tai serves as a Director and Executive Director of Radio Association of Hong Kong. He is the Fellow of The Professional Validation Centre of Hong Kong Business Sector in 2005.

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ITEM 6.	EXECUTIVE COMPENSATION.

The company did not provide payroll to the executive directors for the year ended March 31, 2011 and March 31, 2012. However, the company will pay each independent director with an annual compensation of US$1,500 from September 1, 2012 onwards.

ITEM 7.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE.

As of March 31, 2012, the company had made advances to Lai Yat Man, an executive director , of $142,833 for purchases and travelling. The advance is unsecured, interest free and repayable upon demand.

The three non-executive directors, Tsz Fung Philip Lo, Fan Wah (Thomas) Lai and Tze Yu Daniel Tai are each independent.

ITEM 8.	LEGAL PROCEEDINGS.

None.

ITEM 9.	MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS.

The common shares of the Registrant, although registered, do not trade. Accordingly, there is no market price for the shares.

The Company has not and does not intend to pay a dividend in the foreseeable future.

No matters have been submitted to the shareholders during the companies last fiscal quarter.

ITEM 10.	RECENT SALE OF UNREGISTERED SECURITIES.

On September 10, 2012, the company issued 20,003,319 shares of its common stock for the acquisition of all of the issued and outstanding shares of United Century Holdings Limited, a British Virgin Islands Corporation. United Century Holdings Limited owns a 98.49% interest in United Asia Medical Network Company Limited, a Hong Kong corporation engaged in the distribution of health and nutrition products, and traditional Chinese medicines. The shares were issued pursuant to the exemption from registration provided by Section 4(2) of the Securities Act of 1933.

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ITEM 11.	DESCRIPTION OF SECURITIES TO BE REGISTERED.

Not Applicable.

ITEM 12.	INDEMNIFICATION OF OFFICERS AND DIRECTORS.

We have no special provisions relating to the indemnification of officers and/or directors.

ITEM 13.	FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

Attached as an Exhibit hereto are the audited consolidated financial statements of United Century Holdings Limited and Subsidiary for the years ended March 31, 2011 and 2012 the unaudited financial statements for the periods ended June 30, 2012 and 2011 as well as unaudited pro-forma condensed combined financial statements for the period ended June 30, 2012.

ITEM 14.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURES.

None.

ITEM 15.	FINANCIAL STATEMENTS AND EXHIBITS.

A.	FINANCIAL STATEMENTS:
1.	Audited Consolidated Financial Statements for the Years-ended March 31, 2011 and 2012.
2.	Unaudited Consolidated Financial Statements for the periods-ended June 30, 2011 and 2012.
3.	Unaudited Pro-forma Condensed Combined Financial Statements for the year ended March 31, 2012 and the period-ended June 30, 2012.

B.	EXHIBITS:
2.1	Stock Exchange Agreement .

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SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has caused this registration statement to be signed on its behalf by the undersigned, hereunto duly authorized.

Dragon Jade International Limited

Date: October 5, 2012	By:	/s/ Dr. Lai Yat Man
	Its:	CEO

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FINANCIAL STATEMENTS

UNITED CENTURY HOLDINGS LIMITED
CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2012 AND 2011
(Stated in US dollars)

18

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UNITED CENTURY HOLDINGS LIMITED

CONTENTS	PAGES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

CONSOLIDIATED BALANCE SHEETS	2 - 3

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME	4

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY	5

CONSOLIDATED STATEMENTS OF CASH FLOWS	6 – 7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	8 – 19

Index

DOMINIC K.F. CHAN & CO.
CERTIFIED PUBLIC ACCOUNTANTS
Room 2105, 21/F., Office Tower, Longham Place
8 Argyle Street, Mongkok
Kowloon, Hong Kong
Tel : 2780 0607
Fax: 2780 0013

DOMINIC K.F. CHAN
CPA(Practising)

To: The Board of Directors and Stockholders of
United Century Holdings Limited

Report of Independent Registered Public Accounting Firm

We have audited the accompanying consolidated balance sheets of United Century Holdings Limited (“the Company”) and its subsidiary as of March 31, 2012 and 2011, and the related consolidated statements of income, stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and its subsidiary as of March 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Dominic K. F. Chan & Co.
Certified Public Accountants
Hong Kong
August 3, 2012

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UNITED CENTURY HOLDINGS LIMITED
CONSOLIDATED BALANCE SHEETS
AS AT MARCH 31, 2012 AND 2011
(Stated in US Dollars)

	Notes	2012	2011

ASSETS
Current assets
Cash and cash equivalents	2(g)	$88,470	$179,861
Trade receivables, net	4	635	15,709
Inventories	6	4,043	-
Prepayments		6,955	1,314
Advances to a director	5	142,833	-

Total current assets		$242,936	$196,884
Property, plant and equipment, net	7	1,763	815
Deferred tax assets	8	200,787	183,722

TOTAL ASSETS		$445,486	$381,421

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable		$3,479	$2,684
Customer deposits		128,388	132,597
Accrued liabilities		24,049	90,859
Advance from a director		-	548,582

Total current liabilities		$155,916	$774,722

TOTAL LIABILITIES		$155,916	$774,722

See accompanying notes to consolidated financial statements

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UNITED CENTURY HOLDINGS LIMITED
CONSOLIDATED BALANCE SHEETS (Continued)
AS AT MARCH 31, 2012 AND 2011
(Stated in US Dollars)

	Notes	2012	2011

STOCKHOLDERS’ EQUITY

Common Stock, $1 par value; 10,000 shares authorized; 9,849 outstanding at March 31, 2012 and 2011		$9,849	$9,849
Paid-in Capital		1,015,792	246,561
Noncontrolling interest		(7,225)	(5,924)
Accumulated deficit		(728,846)	(643,787)

		$289,570	$(393,301)

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		$445,486	$381,421

See accompanying notes to consolidated financial statements

3

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UNITED CENTURY HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
FOR THE YEARS ENDED MARCH 31, 2012 AND 2011
(Stated in US Dollars)

	Notes	2012	2011

Net revenues		$299,963	$335,097
Cost of net revenues		(92,293)	(115,693)

Gross profit		$207,670	$219,404

Other revenue		21,260	23,735
General and administrative expenses		(332,352)	(206,044)

(Loss)/income from operations		$(103,422)	$37,095

Interest expenses		(2)	-

(Loss)/income before income tax		$(103,424)	$37,095

Income tax expense	8	17,064	(6,121)

Net (loss)/income		$(86,360)	$30,974

Foreign currency translation		-	-

Income/(Loss) before non-controlled interest		$(86,360)	$30,974

Noncontrolling interest		1,301	(466)
Comprehensive (Loss)/Income		(85,059)	30,508

Net (loss)/income per share:
-Basic and Dilutive	9	$(8.77)	$3.14

Weighted average number of common stock
-Basic and Dilutive	9	9,849	9,849

See accompanying notes to consolidated financial statements

4

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UNITED CENTRUY HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
FOR THE YEARS ENDED MARCH 31, 2012 AND 2011
(Stated in US Dollars)

				Retained
	No. of			earnings/	Non-
	shares	Common	Paid-in	(Accumulated	controlling
	outstanding	stock	capital	deficit)	Interest	Total

Balance, April 1, 2010	9,849	$9,849	$246,561	$(674,295)	$(6,390)	$(424,275)
Net profit	-	-	-	30,508	466	30,974

Balance, March 31, 2011	9,849	$9,849	$246,561	$(643,787)	$(5,924)	$(393,301)

Balance, April 1, 2011	9,849	$9,849	$246,561	$(643,787)	$(5,924)	$(393,301)
Net loss	-	-	-	(85,059)	(1,301)	(86,360)
Increase paid-in capital			769,231	-		769,231

Balance, March 31, 2012	9,849	$9,849	$1,015,792	$(728,846)	$(7,225)	$289,570

See accompanying notes to consolidated financial statements

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Index

UNITED CENTURY HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED MARCH 31, 2012 AND 2011
(Stated in US Dollars)

	2012	2011
Cash flows from operating activities
Net (loss)/income	$(103,424)	$37,095
Depreciation	304	233

Adjustments to reconcile net income to net cash provided by operating activities:
Trade receivables, net	15,074	(2,806)
Inventories	(4,043)	-
Prepayments	(5,641)	3,045
Advances from/to a director	(691,415)	136,423
Accounts payable	795	-
Customer deposits	(4,209)	3,045
Accrued liabilities	(66,810)	-

Net cash (used in)/provided by operating activities	$(859,369)	$177,035

Cash flows from investing activities
Purchase of plant and equipment	$(1,252)	$(893)

Net cash used in investing activities	$(1,252)	$(893)

Cash flows from financing activities
Proceed from increased paid-in capital	$769,231	$-

Net cash used in financing activities	$769,231	$-

6

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UNITED CENTURY HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
FOR THE YEARS ENDED MARCH 31, 2012 AND 2011
(Stated in US Dollars)

	2012	2011

Net in cash and cash equivalents sourced	$(91,390)	$176,142
Effect of foreign currency translation on cash and cash equivalents	(1)	(1)
Cash and cash equivalents–beginning of year	179,861	3,720
Cash and cash equivalents–end of year	$88,470	$179,861

	2012	2011
Supplementary cash flow information:
Interest paid	$2	$-

See accompanying notes to consolidated financial statements

7

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UNITED CENTURY HOLDINGS LIMITED
NOTES TO CONSOILDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2012 AND 2011
(Stated in US Dollars)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

United Century Holdings Limited (the Company) was incorporated on March 2, 2012 under the British Virgin Islands Business Companies Act, 2004 with limited liabilities. The Company is established as a special purpose holding company whose objective is to become a holding company by consummate an acquisition, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more business located in Hong Kong.

On July 10, 2012 the Company executed an acquisition of 7,879,500 out of 8,000,000 ordinary shares, par value $0.1282 (HK$1) per share, of the United Asia Medical Network Company Limited (“UAM”) and became a 98.49% holding company of UAM.

UAM was incorporated on May 6, 1998 as a limited liability company under Hong Kong Companies Ordinance, Chapter 32. Its principal business is trading of health supplement products and providing related medical and health consultancy services.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The Company maintains its general ledger and journals with the accrual method accounting for financial reporting purposes. The financial statements and notes are representations of management. Accounting and consolidated policies adopted by the Company conform to generally accepted accounting principles in the United States of America (“US GAAP”) and have been consistently applied in the presentation of the financial statements.

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. This basis of accounting differs in certain material respects from that used for the preparation of the books of account of the Company’s principal subsidiaries, which are prepared in accordance with the Hong Kong Financial Reporting Standards, the accounting principles and the relevant financial regulations applicable to company with limited liabilities established in Hong Kong, the accounting standards used in the places of its domicile. The accompanying consolidated financial statements reflect necessary adjustments not recorded in the books of account of the Company's subsidiary to present them in conformity with US GAAP.

8

Index

UNITED CENTURY HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2012 AND 2011
(Stated in US Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b)	Principles of Consolidation

The consolidated financial statements include the Company and its subsidiary, are prepared as if the Company had acquired its subsidiary on April 1, 2010 and complied in accordance with US GAAP. All significant inter-company accounts and transactions between consolidated companies have been eliminated in consolidation. The consolidated financial statements include 100% of assets, liabilities, and net income or loss of its majority-owned subsidiary; the ownership interests of minority investors are recorded as noncontrolling interests.

The Company’s subsidiary company and its principal activities as of March 31, 2012 are summarized as follows:

Name	Date of incorporation/ establishment	Place of incorporation/ registration and operation	Percentage of equity interest attributable to the Company	Principal activities

United Asia Medical Network Company Limited (“UAM”)	May 6, 1998	Hong Kong	98.49%	Health supplement trading

(c)	Use of estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Management makes these estimates using the best information available at the time the estimates are made and the actual results could differ materially from estimates.

(d)	Economic and political risks

The Company’s operations are mainly conducted in Hong Kong, a Special Administrative Region of People’s Republic of China. Accordingly, the Company’s business, financial condition and results of operations in Hong Kong may be influenced by the political, economic and legal environment in Hong Kong, and by the general state of Hong Kong.

The Company’s major operations in Hong Kong are subject to special considerations and significant risks not typically associated with companies in North America. These include risks associated with, among others, the political, economic and legal environment and foreign currency exchange. The Company’s operation results may be adversely affected by changes in the political and social conditions in Hong Kong, and by changes in government administration, governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion, remittances abroad, and rates and methods of taxation, among other things.

9

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UNITED CENTURY HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2012 AND 2011
(Stated in US Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e)	Property, plant and equipment

Property, plant and equipment are carried at cost less accumulated depreciation. Depreciation is provided over their estimated useful lives, using the straight-line method. Estimated useful lives of the property, plant and equipment are as follows:

Office equipment	5 years
Furniture and fixtures	5 years
Medical equipment	5 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the statement of income.

(f)	Maintenance and repairs

The cost of maintenance and repairs is charged to income as incurred, whereas significant renewals and betterments are capitalized.

(g)	Inventories

Inventories consist of finished goods, and stated at the lower of cost or market value. Substantially all inventory costs are determined using the weighted average basis. Finished goods are comprised of direct materials only. The management regularly evaluates the composition of its inventory to identify slow-moving and obsolete inventories to determine if additional write-downs are required.

(h)	Trade receivables

Trade receivables are recognized and carried at the original invoice amount less allowance for any uncollectible amounts. An allowance for doubtful accounts is maintained for all customers based on a variety of factors, including the length of time the receivables are past due, significant one-time events and historical experience. Bad debts are written off as incurred. During the reporting years, there were no bad debts.

Outstanding accounts balances are reviewed individually for collectability. The Company does not charge any interest income on trade receivables. Accounts balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company provided nil allowance for doubtful accounts at March 31, 2012 and 2011, respectively, as per the management's judgment based on their best knowledge.

(i)	Cash and cash equivalents

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. The Company maintains bank accounts in the Hong Kong. The Company does not maintain any bank accounts in the United States of America.

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UNITED CENTURY HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2012 AND 2011
(Stated in US Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(j)	Revenue recognition

Revenue represents the products are sold and the services are rendered. Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the significant risks and rewards of the ownership have been transferred to customers, the price is fixed or determinable and collection is reasonably assured.

Revenues are recognized when the products have been delivered to and accepted by customers and the services have been completed, the price is fixed or determinable as stated on sales contracts, and the collectability is reasonably assured.

(k)	Cost of sales

Cost of sales consists primarily of material costs and related expenses, which are directly attributable to the cost of products. All inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of distribution network are also included. Write-down of inventory to lower of cost or market is also recorded in cost of revenues.

(l)	Leases

The Company did not have lease which met the criteria of capital lease. Leases which do not qualify as capital lease are classified as operating lease. Operating lease rental payment included in general and administrative expenses were $51,090 and $45,994 for the years ended March 31, 2012 and 2011 respectively.

(m)	Advertising

The Company expensed all advertising costs as incurred. Advertising expenses included in general and administrative expenses were $14,091 and $381 for the years ended March 31, 2012 and 2011 respectively.

(n)	Shipping and handling

All shipping and handling are expensed as incurred. Shipping and handling expenses included in general and administrative expenses were $7,116 and $4,978 for the years ended March 31, 2012 and 2011 respectively.

(o)	Retirement benefits

Retirement benefits in the form of contributions under defined contribution retirement plans to the relevant authorities are charged to the statements of income as incurred. The retirement benefit expenses included in general and administrative expenses were $7,050 and $2,563 for the years ended March 31, 2012 and 2011 respectively.

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UNITED CENTURY HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2012 AND 2011
(Stated in US Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(p)	Income taxes

The Company accounts for income tax using an asset and liability approach and allows for recognition of deferred tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before The Company is able to realize their benefits, or that future realization is uncertain.

(q)	Foreign currency translation

The accompanying financial statements are presented in United States dollars (“USD”). The reporting currency of the Company is the Hong Kong Dollar (“HKD”), as its functional currency. The consolidated financial statements are translated into USD from HKD with a ratio of USD1.00 = HKD7.80, a relatively fixed exchange rate regime derived from the Hong Kong Monetary Authority pegging HKD to USD monetary policy. Transaction gains and losses that arise from exchange rate fluctuations from transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

(r)	Comprehensive income

Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, all items that are required to be recognized under current accounting standards as components of comprehensive income are required to be reported in a financial statement that is presented with the same prominence as other financial statements. The Company’s current component of other comprehensive income is the foreign currency translation adjustment.

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UNITED CENTURY HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2012 AND 2011
(Stated in US Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(q)	Recent accounting pronouncements (Continued)

In January 2011, the FASB issued ASU 2011-01, “Receivables (Topic 310): Deferral of the Effective Date of Disclosures about Troubled Debt Restructurings in Update No. 2010-20”, which temporarily delay the effective date of the disclosures about troubled debt restructurings in ASU No. 2010-20, Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses, for public entities. The delay is intended to allow the FASB time to complete its deliberations on what constitutes a troubled debt restructuring. The effective date of the new disclosures about troubled debt restructurings for public entities and the guidance for determining what constitutes a troubled debt restructuring will then be coordinated. Currently, that guidance is anticipated to be effective for interim and annual periods ending after June 15, 2011. The deferral in ASU 2011-01 is effective January 19, 2011 (date of issuance).

In April 2011, the FASB issued ASU 2011-02, “A Creditor’s Determination of Whether a Restructuring is a Troubled Debt Restructuring”, which clarifies when creditors should classify loan modifications as troubled debt restructurings. The guidance is effective for interim and annual periods beginning on or after June 15, 2011, and applies retrospectively to restructurings occurring on or after the beginning of the year. The guidance on measuring the impairment of a receivable restructured in a troubled debt restructuring is effective on a prospective basis. A provision in ASU 2011-02 also ends the FASB’s deferral of the additional disclosures about troubled debt restructurings as required by ASU 2010-20. The adoption of ASU 2011-02 is not expected to have a material impact on the Company’s financial condition or results of operations.

In April 2011, the FASB issued ASU 2011-03, Consideration of Effective Control on Repurchase Agreements, which deals with the accounting for repurchase agreements and other agreements that both entitle and obligate a transferor to repurchase or redeem financial assets before their maturity. ASU 2011-03 changes the rules for determining when these transactions should be accounted for as financings, as opposed to sales. The guidance in ASU 2011-03 is effective for the first interim or annual period beginning on or after December 15, 2011. The guidance should be applied prospectively to transactions or modifications of existing transactions that occur on or after the effective date. Early adoption is not permitted. The adoption of ASU 2011-03 is not expected to have a material impact on the Company’s financial condition or results of operation.

In May 2011, the FASB issued ASU 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (“IFRS”). ASU 2011-04 clarifies some existing concepts, eliminates wording differences between U.S. GAAP and IFRS, and in some limited cases, changes some principles to achieve convergence between U.S. GAAP and IFRS. ASU 2011-04 results in a consistent definition of fair value and common requirements for measurement of and disclosure about fair value between U.S. GAAP and IFRS. ASU 2011-04 also expands the disclosures for fair value measurements that are estimated using significant unobservable (Level 3) inputs. ASU 2011-04 will be effective for the Company beginning after December 15, 2011. The Company does not expect the adoption of ASU 2011-04 to have a material effect on its operating results or financial position.

13

Index

UNITED CENTURY HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2012 AND 2011
(Stated in US Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(q)	Recent accounting pronouncements (Continued)

In June 2011, the Financial Accounting Standard Board (“FASB”) issued Accounting Standard Update (“ASU”) 2011-05, Presentation of Comprehensive Income, which requires an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income, or in two separate but consecutive statements. ASU 2011-05 eliminates the option to present components of other comprehensive income as part of the statement of equity. ASU 2011-05 will be effective for the Company beginning after December 15, 2011. The Company does not expect the adoption of ASU 2011-05 to have a material effect on its operating results or financial position. However, it will impact the presentation of comprehensive income.

In September 2011, the FASB has issued Accounting Standards Update (ASU) No. 2011-08, Intangibles—Goodwill and Other (Topic 350): Testing Goodwill for Impairment. ASU 2011-08 is intended to simplify how entities, both public and nonpublic, test goodwill for impairment. ASU 2011-08 permits an entity to first assess qualitative factors to determine whether it is "more likely than not" that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in Topic 350, Intangibles-Goodwill and Other. The more-likely-than-not threshold is defined as having a likelihood of more than 50%. ASU 2011-08 is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted, including for annual and interim goodwill impairment tests performed as of a date before September 15, 2011, if an entity’s financial statements for the most recent annual or interim period have not yet been issued or, for nonpublic entities, have not yet been made available for issuance.

In September 2011, the FASB has issued Accounting Standards Update (ASU) No. 2011-09, Compensation-Retirement Benefits-Multiemployer Plans (Subtopic 715-80): Disclosures about an Employer’s Participation in a Multiemployer Plan. ASU 2011-09 is intended to address concerns from various users of financial statements on the lack of transparency about an employer’s participation in a multiemployer pension plan. Users of financial statements have requested additional disclosure to increase awareness of the commitments and risks involved with participating in multiemployer pension plans. The amendments in this ASU will require additional disclosures about an employer’s participation in a multiemployer pension plan. Previously, disclosures were limited primarily to the historical contributions made to the plans. ASU 2011-09 applies to nongovernmental entities that participate in multiemployer plans. For public entities, ASU 2011-09 is effective for annual periods for fiscal years ending after December 15, 2011. For nonpublic entities, ASU 2011-09 is effective for annual periods for fiscal years ending after December 15, 2012. Early adoption is permissible for both public and nonpublic entities. ASU 2011-09 should be applied retrospectively for all prior periods presented.

14

Index

UNITED CENTURY HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2012 AND 2011
(Stated in US Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(q)	Recent accounting pronouncements (Continued)

In December 2011, the FASB has issued Accounting Standards Update (ASU) No. 2011-10, Property, Plant, and Equipment (Topic 360): Derecognition of in Substance Real Estate-a Scope Clarification. ASU No. 2011-10 is intended to resolve the diversity in practice about whether the guidance in Subtopic 360-20, Property, Plant, and Equipment—Real Estate Sales, applies to a parent that ceases to have a controlling financial interest (as described in Subtopic 810-10, Consolidation—Overall) in a subsidiary that is in substance real estate as a result of default on the subsidiary’s nonrecourse debt. This Update does not address whether the guidance in Subtopic 360-20 would apply to other circumstances when a parent ceases to have a controlling financial interest in a subsidiary that is in substance real estate. ASU 2011-10 should be applied on a prospective basis to deconsolidation events occurring after the effective date; with prior periods not adjusted even if the reporting entity has continuing involvement with previously derecognized in substance real estate entities. For public entities, ASU 2011-10 is effective for fiscal years, and interim periods within those years, beginning on or after June 15, 2012. For nonpublic entities, ASU 2011-10 is effective for fiscal years ending after December 15, 2013, and interim and annual periods thereafter. Early adoption is permitted.

In December 2011, the FASB has issued Accounting Standards Update (ASU) No. 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities. ASU No. 2011-11 is intended to provide enhanced disclosures that will enable users of its financial statements to evaluate the effect or potential effect of netting arrangements on an entity’s financial position. This includes the effect or potential effect of rights of setoff associated with an entity’s recognized assets and recognized liabilities within the scope of this Update. The amendments require enhanced disclosures by requiring improved information about financial instruments and derivative instruments that are either (1) offset in accordance with either Section 210-20-45 or Section 815-10-45 or (2) subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset in accordance with either Section 210-20-45 or Section 815-10-45. An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented.

In December 2011, the FASB has issued Accounting Standards Update (ASU) No. 2011-12, Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05. ASU No. 2011-11 is intended to supersede certain pending paragraphs in Accounting Standards Update No. 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income, to effectively defer only those changes in Update 2011-05 that relate to the presentation of reclassification adjustments out of accumulated other comprehensive income. The amendments will be temporary to allow the Board time to re-deliberate the presentation requirements for reclassifications out of accumulated other comprehensive income for annual and interim financial statements for public, private, and non-profit entities. All other requirements in ASU No. 2011-05 are not affected by ASU No. 2011-12, including the requirement to report comprehensive income either in a single continuous financial statement or in two separate but consecutive financial statements. Public entities should apply these requirements for fiscal years, and interim periods within those years, beginning after December 15, 2011. Non public entities should begin applying these requirements for fiscal years ending after December 15, 2012, and interim and annual periods thereafter.

The Company has considered all new accounting pronouncements and has concluded that there are no new pronouncements that may have a material impact on results of operations, financial condition, or cash flows, based on current information.

15

Index

UNITED CENTURY HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2012 AND 2011
(Stated in US Dollars)

3.	CONCENTRATIONS OF CREDIT RISK AND MAJOR CUSTOMERS

Financial instruments which potentially expose the Company to concentrations of credit risk, consists of cash and trade receivables as of March 31, 2012 and 2011. The Company performs ongoing evaluations of its cash position and credit evaluations to ensure collections and minimize losses.

The maximum amount of loss due to credit risk that the Company would incur if the counter parties to the financial instruments failed to perform is represented the carrying amount of each financial asset in the balance sheet.

Normally the Company does not obtain collateral from customers or debtors.

4.	TRADE RECEIVABLES, NET

Trade receivables comprise the followings:
	2012	2011

Trade receivables, gross	$635	$15,709
Provision for doubtful debts	-	-

Trade receivables, net	$635	$15,709

All of the above trade receivables are due within one year of aging.

Allowance was made when collection of the full amount is no longer probable. Management reviews and adjusts this allowance periodically based on historical experience, current economic climate as well as its evaluation of the collectability of outstanding accounts. The Company evaluates the credit risks of its customers utilizing historical data and estimates of future performance.

16

Index

UNITED CENTURY HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2012 AND 2011
(Stated in US Dollars)

5.	ADVANCES TO A DIRECTOR

Advances to a director are advances for purchases and travelling. They are unsecured, interest free and repayable on demand.

	2012	2011

Lai Yat Man	$142,833	$-
	$142,833	$-

6.	INVENTORIES

Inventories comprise the followings:
	2012	2011

Finished goods	$4,043	$-
Less: Provision for obsolete stock	-	-
	$4,043	$-

7.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net comprise the followings:

	2012	2011
At cost
Office equipment	$31,775	$30,523
Furniture & fixtures	2,550	2,550
Medical equipment	28,768	28,768
	$63,093	$61,841
Less: accumulated depreciation	(61,330)	(61,026)
	$1,763	$815

Depreciation expenses are included in the statement of income as follows:

	2012	2011
General and administrative expenses	$304	$233
Total depreciation expenses	$304	$233

17

Index

UNITED CENTURY HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2012 AND 2011
(Stated in US Dollars)

8.	INCOME TAXES

The Company is incorporated on March 2, 2012 under BVI Companies Act, 2004. BVI non-resident company operating international business was completely tax exempted. The Company is a non-resident company and operating internationally, therefore it is exempted from BVI tax.

UAM is registered and conducting all of its business in Hong Kong and so it is subject to Hong Kong corporate income tax. The relevant corporate income tax rate was 16.5% of the assessed taxable income for the year ended March 31, 2012 and 2011.

The Company uses the asset and liability method, where deferred tax assets and liabilities are determined based in the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities for financial and income tax reporting purposes.

The provision for income taxes consists of the following:

	2012	2011

Current tax – Hong Kong	$-	$-
Deferred tax (assets) liability	(17,065)	6,121
Income tax expenses	$(17,065)	$6,121

18

Index

UNITED CENTURY HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2012 AND 2011
(Stated in US Dollars)

9.	EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share attributable to the common stock holders is based on the following data:

Income:	2012	2011
Income for the purpose of basic (loss)/earnings per share	$(86,359)	$30,974
Effect of dilutive potential common Stock	-	-

Income for the purpose of dilutive earnings per share	$(86,359)	$30,974

Number of shares:
Weighted average number of common stock for the purpose of basic earnings per share	9,849	9,849

Weighted average number of common stock for the purpose of dilutive earnings per share	9,849	9,849

10.	COMMITMENTS AND CONTINGENCIES

The Company has entered into a tenancy agreement for office expiring through 2012. Total rental expenses for the year ended March 31, 2012 and 2011 amounted to $51,090 and $45,994 respectively.

As at March 31, 2012, the Company’s commitments for minimum lease payments under these leases for the next one year are as follows:

March 31,
2012	$51,090
2013 and thereafter	-
$51,090

11.	SUBSEQUENT EVENTS

The Company has evaluated all other subsequent events through August 3, 2012, the date these consolidated financial statements were issued and determined that there were no other subsequent events or transactions that require recognition or disclosures in the financial statements.

19

Index

UNAUDITED FINANCIAL STATEMENTS

UNITED CENTURY HOLDINGS LIMITED

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2012 AND 2011
(Stated in US dollars)

20

Index

UNITED CENTURY HOLDINGS LIMITED

CONTENTS	PAGES

CONSOLIDATED BALANCE SHEETS	1 – 2

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME	3

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY	4

CONSOLIDATED STATEMENTS OF CASH FLOWS	5 – 6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	7 – 25

Index

UNITED CENTURY HOLDINGS LIMITED
CONSOLIDATED BALANCE SHEETS
AS AT JUNE 30, 2012 AND MARCH 31, 2012
(Stated in US Dollars)

	Notes	June 30, 2012 (Unaudited)	March 31, 2012 (Audited)
ASSETS
Current assets
Cash and cash equivalents	2(i)	$61,319	$88,471
Trade receivables, net	4	17,450	635
Inventories	6	15,216	4,043
Prepayments		10,609	6,954
Advance to director	5	-	142,833
Deferred taxation		199,715	200,787

Total current assets		$304,309	$443,723
Property, plant and equipment, net	7	2,337	1,763

TOTAL ASSETS		$306,646	$445,486

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable		$-	$3,479
Amount due to a director		1,209	-
Deposit received		-	128,388
Accrued liabilities		11,595	24,049

Total current liabilities		$12,804	$155,916

TOTAL LIABILITIES		$12,804	$155,916

See accompanying notes to consolidated financial statements

Index

UNITED CENTURY HOLDINGS LIMITED
CONSOLIDATED BALANCE SHEETS (Continued)
AS AT JUNE 30, 2012 AND MARCH 31, 2012
(Stated in US Dollars)

	Notes	June 30, 2010	March 31, 2012
		(Unaudited)	(Audited)
STOCKHOLDERS’ EQUITY

Common stock at $1.00 par value; 50,000 shares authorized; 9,849 shares issued and outstanding at June 30, 2012 and March 31, 2012	9	9,849	9,849
Additional paid-in capital		1,004,206	1,004,206
Accumulated deficit		(724,656)	(728,846)
Non-controlling interest		4,443	4,361

		$293,842	$289,570

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		$306,646	$445,486

See accompanying notes to consolidated financial statements

Index

UNITED CENTURY HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
FOR THE THREE MONTHS ENDED JUNE 30, 2012 AND 2011
(Stated in US Dollars)(Unaudited)

	Notes	Three months ended June 30
		2012	2011

Net revenues		$65,113	$72,017

Cost of net revenues		(21,440)	(24,797)

Gross profit		$43,673	$47,220

General and administrative expenses		(38,329)	(76,713)

Income/(loss) from operations		$5,344	$(29,493)

Income/(loss) before income tax		$5,344	$(29,493)

Income tax expense	8	(1,072)	-

Non-controlled interest		(82)	444

Net income/(loss)		$4,190	$(29,049)

Net income/(loss) per share:

-Basic		$0.425	$(2.949)

-Diluted		$0.425	$(2.949)

Weighted average number of common stock

-Basic	9	9,849	9,849

-Diluted	9	9,849	9,849

See accompanying notes to consolidated financial statements

Index

UNITED CENTURY HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
FOR THE YEAR ENDED MARCH 31, 2012 AND THREE MONTHS ENDED JUNE 30, 2012
(Stated in US Dollars)(Unaudited)

			Additional
	No. of		paid		Non-
	shares	Common	in	Accumulated	controlling
	outstanding	stock	capital	deficit	interest	Total

Balance, April 1, 2011	9,849	$9,849	$246,561	$(643,787)	$(5,924)	$(393,301)

Net loss	-	-	-	(85,059)	(1,301)	(86,360)

Increased paid-in capital	-	-	757,645	-	11,586	769,231

Balance, March 31, 2012	9,849	$9,849	$1,004,206	$(728,846)	$4,361	$289,570

Balance, April 1, 2012	9,849	$9,849	$1,004,206	$(728,846)	$4,361	$289,570

Net income	-	-	-	4,190	82	4,272

Balance, June 30, 2012	9,849	$9,849	$1,004,206	$(724,656)	$4,443	$293,842

See accompanying notes to consolidated financial statements

Index

UNITED CENTURY HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED JUNE 30, 2012 AND 2011
(Stated in US Dollars) (Unaudited)

	Three months ended June 30
	2012	2011

Cash flows from operating activities
Net income/(loss)	$4,190	$(29,048)
Depreciation	90	59
Non-controlling interest	82	(444)

Adjustments to reconcile net income to net cash provided by operating activities:
Trade receivables, net	(16,815)	-
Inventories	(11,173)	-
Prepayments	(3,654)	-
Advance to a director	142,833	-
Deferred taxation	1,072	-
Accounts payable	(3,479)	(146,143)
Amount due to director	1,209	-
Deposit received	(128,388)	-
Accrued liabilities	(12,455)	-

Net cash provided by operating activities	$(26,488)	$(175,576)

Cash flows from investing activities
Purchase of plant and equipment	$(664)	$-

Net cash used in investing activities	$(664)	$-

Cash flows from financing activities	$-	$-

Net cash provided by financing activities	$-	$-

Index

UNITED CENTURY HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
FOR THE THREE MONTHS ENDED JUNE 30, 2012 AND 2011
(Stated in US Dollars)(Unaudited)

	Three months ended June 30
	2012	2011

Net in cash and cash equivalents sourced/(used)	$(27,152)	$(175,576)

Cash and cash equivalents–beginning of period	88,471	179,861

Cash and cash equivalents–end of period	$61,319	$4,285

Three months ended June 30
	2012	2011

Supplementary cash flow information:
Tax paid	$-	$-

Interest received	-	-

Interest expenses	-	-

See accompanying notes to consolidated financial statements

Index

UNITED CENTURY HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2012 AND 2011
(Stated in US Dollars)(Unaudited)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

United Century Holdings Limited (the Company) was incorporated on March 2, 2012 under the British Virgin Islands Business Companies Act, 2004 with limited liabilities. The Company is established as a special purpose holding company whose objective is to become a holding company by consummate an acquisition, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more business located in Hong Kong.

On July 10, 2012 the Company executed an acquisition of 7,879,500 out of 8,000,000 ordinary shares, par value $0.1282 (HK$1) per share, of the United Asia Medical Network Company Limited (“UAM”) and became a 98.49% holding company of UAM.

UAM was incorporated on May 6, 1998 as a limited liability company under Hong Kong Companies Ordinance, Chapter 32. Its principal business is trading of health supplement products and providing related medical and health consultancy services.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Method of accounting

The Company maintains its general ledger and journals with the accrual method accounting for financial reporting purposes. The financial statements and notes are representations of management. Accounting and consolidated policies adopted by the Company conform to generally accepted accounting principles in the United States of America (“US GAAP”) and have been consistently applied in the presentation of the financial statements.

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. This basis of accounting differs in certain material respects from that used for the preparation of the books of account of the Company’s principal subsidiaries, which are prepared in accordance with the Hong Kong Financial Reporting Standards, the accounting principles and the relevant financial regulations applicable to company with limited liabilities established in Hong Kong, the accounting standards used in the places of its domicile. The accompanying consolidated financial statements reflect necessary adjustments not recorded in the books of account of the Company's subsidiary to present them in conformity with US GAAP.

Index

UNITED CENTURY HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2012 AND 2011
(Stated in US Dollars)(Unaudited)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b)	Principles of consolidation

The consolidated financial statements include the Company and its subsidiary, are prepared as if the Company had acquired its subsidiary on April 1, 2010 and complied in accordance with US GAAP. All significant inter-company accounts and transactions between consolidated companies have been eliminated in consolidation. The consolidated financial statements include 100% of assets, liabilities, and net income or loss of its majority-owned subsidiary; the ownership interests of minority investors are recorded as non-controlling interests.

The Company’s subsidiary company and its principal activities as of March 31, 2012 are summarized as follows:

Name	Date of incorporation/ establishment	Place of incorporation/ registration and operation	Percentage of equity interest attributable to the Company	Principal activities

United Asia Medical Network Company Limited (“UAM”)	May 6, 1998	Hong Kong	98.49%	Health supplement trading

(c)	Use of estimates

The preparation of the financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Management makes these estimates using the best information available at the time the estimates are made; however actual results could differ materially from those estimates.

(d)	Economic and political risks

The Company’s operations are mainly conducted in Hong Kong, a Special Administrative Region of People’s Republic of China. Accordingly, the Company’s business, financial condition and results of operations in Hong Kong may be influenced by the political, economic and legal environment in Hong Kong, and by the general state of Hong Kong.

The Company’s major operations in Hong Kong are subject to special considerations and significant risks not typically associated with companies in North America. These include risks associated with, among others, the political, economic and legal environment and foreign currency exchange. The Company’s operation results may be adversely affected by changes in the political and social conditions in Hong Kong, and by changes in government administration, governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion, remittances abroad, and rates and methods of taxation, among other things.

Index

UNITED CENTURY HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2012 AND 2011
(Stated in US Dollars)(Unaudited)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e)	Property, plant and equipment

Property, plant and equipment are carried at cost less accumulated depreciation. Depreciation is provided over their estimated useful lives, using the straight-line method. Estimated useful lives of the property, plant and equipment are as follows:

Office equipment	5 years
Furniture and fixtures	5 years
Medical equipment	5 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the statement of income.

(f)	Maintenance and repairs

The cost of maintenance and repairs is charged to income as incurred, whereas significant renewals and betterments are capitalized.

(g)	Inventories

Inventories consist of finished goods, and stated at the lower of cost or market value. Substantially all inventory costs are determined using the weighted average basis. Finished goods are comprised of direct materials only. The management regularly evaluates the composition of its inventory to identify slow-moving and obsolete inventories to determine if additional write-downs are required.

Index

UNITED CENTURY HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2012 AND 2011
(Stated in US Dollars)(Unaudited)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(h)	Tr ade receivables

Trade receivables are recognized and carried at the original invoice amount less allowance for any uncollectible amounts. An allowance for doubtful accounts is maintained for all customers based on a variety of factors, including the length of time the receivables are past due, significant one-time events and historical experience. Bad debts are written off as incurred. During the reporting years, there were no bad debts.

Outstanding accounts balances are reviewed individually for collectability. The Company do not charge any interest income on trade receivables. Accounts balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. To date, the Company has not charged off any balances as it has yet to exhaust all means of collection.

(i)	Cash and cash equivalents

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. The Company maintains bank accounts in the Hong Kong. The Company does not maintain any bank accounts in the United States of America.

(j)	Revenue recognition

Revenue represents the invoiced value of goods sold recognized upon the delivery of goods to customers. Revenue is recognized when all of the following criteria are met:

- Persuasive evidence of an arrangement exists;
- Delivery has occurred or services have been rendered;
- The seller’s price to the buyer is fixed or determinable; and
- Collection is reasonably assured.

Index

UNITED CENTURY HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2012 AND 2011
(Stated in US Dollars)(Unaudited)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(k)	Cost of sales

Cost of sales consists primarily of material costs, employee compensation, depreciation and related expenses, which are directly attributable to the production of products. All inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of distribution network are also included. Write-down of inventory to lower of cost or market is also recorded in cost of revenues.

(l)	Leases

The group did not have lease which met the criteria of capital lease. leases which do not qualify as capital lease are classified as operating lease. operating lease rental payment included in general and administrative expenses were $8,077 and $17,788 for the three months ended June 30, 2012 and 2011 respectively.

(m)	Advertising

The Group expensed all advertising costs as incurred. Advertising expenses included in selling expenses were $3,016 and Nil for the three months ended June 30, 2012 and 2011 respectively.

(n)	Shipping and handling

All shipping and handling are expensed as incurred. Shipping and handling expenses included in selling expenses were $1,377 and $854 for the three months ended June 30, 2012 and 2011 respectively.

(o)	Research and development

All research and development costs are expensed as incurred. The research and development costs included in general and administrative expenses were Nil and Nil for the three months ended June 30, 2012 and 2011 respectively.

Index

UNITED CENTURY HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2012 AND 2011
(Stated in US Dollars)(Unaudited)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(p)	Retirement benefits

Retirement benefits in the form of contributions under defined contribution retirement plans to the relevant authorities are charged to the statements of income as incurred. The retirement benefit expenses included in general and administrative expenses were $910 and $1,728 for the three months ended June 30, 2012 and 2011 respectively.

(q)	Income taxes

The Group accounts for income tax using an asset and liability approach and allows for recognition of deferred tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Group is able to realize their benefits, or that future realization is uncertain.

(r)	Foreign currency translation

The accompanying financial statements are presented in United States dollars (“USD”). The reporting currency of the Company is the Hong Kong Dollar (“HKD”), as its functional currency. The consolidated financial statements are translated into USD from HKD with a ratio of USD1.00 = HKD7.80, a relatively fixed exchange rate regime derived from the Hong Kong Monetary Authority pegging HKD to USD monetary policy. Transaction gains and losses that arise from exchange rate fluctuations from transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

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UNITED CENTURY HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2012 AND 2011
(Stated in US Dollars)(Unaudited)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(s)	Comprehensive income

Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, all items that are required to be recognized under current accounting standards as components of comprehensive income are required to be reported in a financial statement that is presented with the same prominence as other financial statements. The Group’s current component of other comprehensive income is the foreign currency translation adjustment.

(t)	Recent accounting pronouncements

The FASB has issued Accounting Standards Update (ASU) No. 2012-02, Intangibles--Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment. This ASU states that an entity has the option first to assess qualitative factors to determine whether the existence of events and circumstances indicates that it is more likely than not that the indefinite-lived intangible asset is impaired. If, after assessing the totality of events and circumstances, an entity concludes that it is not more likely than not that the indefinite-lived intangible asset is impaired, then the entity is not required to take further action. However, if an entity concludes otherwise, then it is required to determine the fair value of the indefinite-lived intangible asset and perform the quantitative impairment test by comparing the fair value with the carrying amount in accordance with Codification Subtopic 350-30, Intangibles--Goodwill and Other, General Intangibles Other than Goodwill. Under the guidance in this ASU, an entity also has the option to bypass the qualitative assessment for any indefinite-lived intangible asset in any period and proceed directly to performing the quantitative impairment test. An entity will be able to resume performing the qualitative assessment in any subsequent period. The amendments in this ASU are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted, including for annual and interim impairment tests performed as of a date before July 27, 2012, if a public entity's financial statements for the most recent annual or interim period have not yet been issued or, for non-public entities, have not yet been made available for issuance.

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UNITED CENTURY HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2012 AND 2011
(Stated in US Dollars)(Unaudited)

3.	CONCENTRATIONS OF CREDIT RISK AND MAJOR CUSTOMERS

Financial instruments which potentially expose the Group to concentrations of credit risk, consists of cash and trade receivables as of June 30, 2012 and March 31, 2012. The Group performs ongoing evaluations of its cash position and credit evaluations to ensure collections and minimize losses.

The maximum amount of loss due to credit risk that the group would incur if the counter parties to the financial instruments failed to perform is represented the carrying amount of each financial asset in the balance sheet.

Normally the Group does not obtain collateral from customers or debtors.

4.	TRADE RECEIVABLES, NET

Trade receivables comprise the followings:

	June 30, 2012	March 31, 2012

Trade receivables, gross	$17,450	$635
Provision for doubtful debts	-	-
Trade receivables, net	$17,450	$635

All of the above trade receivables are due within one year of aging.

Allowance was made when collection of the full amount is no longer probable. Management reviews and adjusts this allowance periodically based on historical experience, current economic climate as well as its evaluation of the collectability of outstanding accounts. The Group evaluates the credit risks of its customers utilizing historical data and estimates of future performance.

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UNITED CENTURY HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2012 AND 2011
(Stated in US Dollars)(Unaudited)

5	ADVANCES TO A DIRECTOR

Advances to a director are advances for purchases and travelling. They are unsecured, interest free and repayable on demand.

	June 30, 2012	March 31, 2012

Lai Yat Man	$-	$142,833
	$-	$142,833

6	INVENTORIES

Inventories comprise the followings:

	June 30, 2012	March 31, 2012

Finished goods	$15,216	$4,043
Total Inventories	$15,216	$4,043

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UNITED CENTURY HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2012 AND 2011
(Stated in US Dollars)(Unaudited)

7	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net comprise the followings:

	June 30, 2012	March 31, 2012
At cost
Office equipment	$32,439	$31,775
Furniture & fixtures	2,550	2,550
Medical equipment	28,768	28,768
	$63,757	$63,093
Less: accumulated depreciation	(61,420)	(61,330)
Property, plant and equipment, net	$2,337	$1,763

Construction in progress represents direct costs of construction incurred for factory infrastructure. Capitalization of these costs ceases and the construction in progress is transferred to property, plant and equipment when substantially all the activities necessary to prepare the assets for their intended use are completed. No depreciation is provided until it is completed and ready for intended use.

Depreciation expenses are included in the statement of income as follows:

	June 30, 2012	June 30, 2011
General and administrative expenses	$90	$59
Total depreciation expenses	$90	$59

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UNITED CENTURY HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2012 AND 2011
(Stated in US Dollars)(Unaudited)

8.	INCOME TAXES

The Company is incorporated on March 2, 2012 under BVI Companies Act, 2004. BVI non-resident company operating international business was completely tax exempted. The Company is a non-resident company and operating internationally, therefore it is exempted from BVI tax.

UAM is registered and conducting all of its business in Hong Kong and so it is subject to Hong Kong corporate income tax. The relevant corporate income tax rate was 16.5% of the assessed taxable income for the Three months ended June 30, 2012 and 2011.

The Company uses the asset and liability method, where deferred tax assets and liabilities are determined based in the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities for financial and income tax reporting purposes.

The provision for income taxes consists of the following:

	2012	2011

Current tax – Hong Kong	$-	$-

Deferred tax (assets) liability	1,072	-
=
Income tax expenses	$1,072	$-

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UNITED CENTURY HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2012 AND 2011
(Stated in US Dollars)(Unaudited)

9.	EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share attributable to the common stock holders is based on the following data:

Income:	2012	2011
Income for the purpose of basic (loss)/earnings per share	$4,190	$(29,049)
Effect of dilutive potential common Stock	-	-

Income for the purpose of dilutive earnings per share	$4,190	$(29,049)

Number of shares:
Weighted average number of common stock for the purpose of basic earnings per share	9,849	9,849

Weighted average number of common stock for the purpose of dilutive earnings per share	9,849	9,849

10	COMMITMENTS AND CONTINGENCIES

The Group has entered into a tenancy agreement for office premise expiring through 2013. Total rental expenses for the three months ended June 30, 2012 and 2011 amounted to $8,077 and $17,788 respectively.

As at June 30, 2012, the Group’s commitments for minimum lease payments under these leases for the next one year are as follows:

June 30,
2013	$32,308
2014 and thereafter	-
$32,308

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UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

The following unaudited pro forma condensed combined statement of operations of Dragon Jade International Limited, (“DJIL” or the "Company") gives effect to the merger of DJ and United Century Holdings Limited ("UCHL") as if such transaction occurred at the beginning of the periods presented. The unaudited pro forma condensed combined statement of operations for the year ended March 31, 2012 is derived from the audited financial statements of DJIL and UCHL for the year ended March 31, 2012 and audited financial statements of DJIL for the year ended March 31, 2011. The unaudited pro forma condensed combined statement of operations for the three months ended June 30, 2011 is derived from the unaudited financial statements of DJIL for the three months ended June 30, 2012 and UCHL for the three months ended June 30, 2012.

The unaudited pro forma condensed combined balance sheet at June 30, 2012 gives effect to the Merger of DJIL and UCHL as if such transaction occurred on June 30, 2012. The unaudited pro forma condensed combined balance sheet is derived from the historical balance sheets of DJIL and UCHL as of June 30, 2012.

The unaudited pro forma condensed combined financial data do not reflect the effects of any anticipated changes to be made by DJIL in its operations from the historical operations and are presented for informational purposes only and should not be construed to be indicating (i) the results of operations or the financial position of DJIL that actually would have occurred had the proposed merger been consummated as of the dates indicated or (ii) the results of operation or the financial position of DJIL in the future.

The proposed Merger is expected to be accounted for as a merger and acquisition and it is the intention of the parties to continue the operations of DJIL and its subsidiary and UCHL and subsidiary as DJIL subsidiaries.

The following pro forma condensed combined financial data and notes are qualified in their entirety by reference to, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operation," the consolidated financial statements and notes thereto of DJIL and UCHL and other historical information included elsewhere in this filing.

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Dragon Jade International Limited
Proforma Condensed Combined Balance Sheet
As of June 30, 2012

	DJIL	UCHL	Adjustments	Pro Forma
Assets
Cash and cash equivalents	$2,201	$61,319	$-	$63,520
Accounts receivable, net	921	17,450		18,371
Inventories	1,133	15,216		16,349
Other current assets
Prepayment		10,609		10,609
Deferred taxation		199,715		199,715
Property, plant and equipment		2,337		2,337
Other assets
Total assets	$4,255	$306,646	$-	$310,901

Liabilities and stockholders’ deficit
Accounts payable	$4,270			$4,270
Other payables and accrued expenses	1,508	11,595		13,103
Loans from directors	1,731	1,209		2,940
Total liabilities	7,509	12,804		20,313

Stockholders’ equity:
Common stock	158,266	9,849	279,550	447,665
Paid-in capital		1,004,206	(1,004,206)	0
Accumulated deficit	(161,512)	(724,656)	724,656	(161,512)
Accumulated other comprehensive loss	(8)			(8)
Non-controlling interest		4,443		4,443
Total stockholders’ equity	(3,254)	293,842		290,588
Total liabilities and stockholders’ equity	$4,255	306,646		310,901

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Dragon Jade International Limited
Proforma Condensed Combined Statement of Operations
For the Year Ended March 31, 2012

	DJIL		UCHL		Adjustments	Pro Forma
Revenues	$24,701		$299,963-		$-	$324,664

Cost of revenue			(92,293	)-		(92,293)

Gross profit (loss)	24,701		207,670-			232,371

Selling, general and administrative expenses	(31,772)		(332,352)			(364,124)

Income (loss) from operations	(7,071)		(124,682)			(131,753)

Other income (expenses)	8-		21,258-			21,266

Income (loss) from operations before income taxes	(7,063	)-	(103,424)			(110,487)

Income tax provision	-		17,064-			17,064-

Net income (loss)	(7,063)		(86,360)			(93,423)

Foreign currency translation gain(loss)	24		-			24

Income(Loss) before non-controlling interest	(7,039	)-	(86,360	)-		(93,399)

Non-controlling interest	-		1,301			1,301

Comprehensive loss	$(7,039)		$(85,059)		$-	$(92,098)

Per share information – basic and fully diluted:

Weighted average shares outstanding	30,410,000		9,849		19,993,470	50,413,319

Net earnings (loss) per share, basic	(0)		(8.64)			$(0)

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Dragon Jade International Limited
Proforma Condensed Combined Statement of Operations
For the Three Months Ended June 30, 2012

DJIL	UCHL	Adjustments	Pro Forma

Revenues	$4,883	$65,115-	$-	$69,998

Cost of revenue	(3,138)	(21,440	)-	(24,578)

Gross profit (loss)	1,745	43,675-	45,520

Selling, general and administrative expenses	(5,002)	(38,239)	(43,241)

Income (loss) from operations	(3,257)	5,436	2,179

Other (expenses)	(10,432)	-	(10,432)

Income (loss) from operations before income taxes	(13,689)	5,436	(8,253)

Income tax provision	-	(1,072	)-	(1,072	)-

Net income (loss)	(13,689)	4,364	(9,325)

Foreign currency translation loss	-	-	-

Net income before non-controlling interest	-	4,364	(9,325)

Non-controlling interest	-	(82	)-	(82)

Comprehensive loss	$(13,689)	$4,282	$-	$(9,407)

Per share information – basic and fully diluted:

Weighted average shares outstanding	30,410,000	9,849	19,993,470	50,413,319

Net earnings (loss) per share, basic	(0)	0.44	$(0)

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Dragon Jade International Limited
Notes to Condensed Combined Proforma Financial Statements

Note 1.	Description of the Transaction

On August 31, 2012, Dragon Jade International Limited, a British Virgin Islands corporation (“DJIL”), executed a Stock Exchange Agreements (the “Exchange Agreements”) with 24 shareholders (the “Investors”) of United Century Holdings Limited. a British Virgin Islands corporation (“UCHL”) who are the owners of one hundred percent (100%) of the outstanding shares of UCHL. Pursuant to the terms of the Exchange Agreements, each of the Investors agreed to make an exchange of common stock of UCHL to the common stock of DJHL which represented all shares of common stock of UCHL owned by the Investor (“UCHL Shares”), and DJIL agreed to issue to each of the Investors approximately 2,031 shares of restricted common stock of the Registrant for each UCHL Share invested in UCHL. At the time of closing under the Exchange Agreements, the Investors will invest a total of 9,849 UCHL Shares (representing 100% of the outstanding stock of UCHL) in DJIL, by transferring ownership of such shares to DJIL, and DJIL will issue a total of 20,003,319 shares of restricted common stock of DJIL to the Investors in exchange for their UCHL Shares. The effect of the transaction will be to make UCHL and its subsidiaries wholly-owned and 98.49% owned subsidiaries of DJIL, and to cause a change of control of UCHL. Following the closing, the Investors will own a total of 20,003,319 shares of common stock of DJIL representing 39.68% of its issued and outstanding common stock. There will be no change of control in DJIL.

The transaction is being accounted for as a “merger and acquisition,” since the stockholders of UCHL will not own a majority of the outstanding shares of DJIL’s common stock immediately following the completion of the transaction. DJIL is the legal and accounting acquirer in this merger and acquisition. Consequently, the assets and liabilities and the historical operations that will be reflected in the financial statements for periods prior to the transaction will be the combination of DJIL and UCHL and its subsidiaries, and will be recorded at the historical cost basis since the fair market value of UCHL is closed to its historical value. After completion of the transaction, DJIL’s consolidated financial statements will include the assets and liabilities of DJIL, UCHL and its subsidiaries, and the shareholders’ equity of DJIL; the historical operations of DJIL, UCHL and its subsidiaries, and the operations of DJIL, UCHL and its subsidiaries from the closing date of the transaction.

Note 2.	Presentation

The proforma condensed consolidated financial statements gives effect to the transaction as if occurred at the beginning of the periods presented.

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STOCK EXCHANGE AGREEMENT

STOCK EXCHANGE AGREEMENT

STOCK EXCHANGE AGREEMENT (the “Agreement “) dated as of August 31, 2012, by and among Dragon Jade International Limited, a British Virgin Islands corporation whose principal office is located at Suite 1503, The Phoenix, 21-25 Luard Road, Wanchai, Hong Kong SAR, China (“DRAGON JADE”), United Century Holdings Limited, a British Virgin Islands corporation whose principal office is located at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (“UNITED CENTURY”) and LAI YAT MAN, holder of Hong Kong Identity Card No. G413242(3) of Room 1-5, 20/F., Midas Plaza, 1 Tai Yau Street, San Po Kong, Kowloon, who is majority owner of shares of common stock of UNITED CENTURY (“SELLER”).

R E C I T A L S

A. UNITED CENTURY owns a subsidiary, United Asia Medical Network Company Limited (“UNITED ASIA”), a privately held limited company incorporated under the laws of the Special Administrative Region of Hong Kong, which engaged in the business of health supplement products trading and provision of medical and health consultancy services.

B. SELLER and the other 23 shareholders own the number of shares of common stock of UNITED CENTURY set forth on Exhibit A. The SELLER will procure the other 23 shareholders of UNITED CENTURY who have common stock currently issued and outstanding as set out in Exhibit A to sell to DRAGON JADE.

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C. DRAGON JADE is a publicly traded company engaged in the business of investment holding. In April 2012, DRAGON JADE chartered a new subsidiary, Alpha Ultimate Limited under the laws of the Special Administrative Region of Hong Kong which operates in the traditional Chinese medicine industry. On the Closing Date (as defined herein), DRAGON JADE will have authorized capital of 100,000,000 shares of common stock, no par value.

D. Prior to the Closing Date of the Agreement, DRAGON JADE will have 30,410,000 shares of common stock fully paid and outstanding.

E. DRAGON JADE desires to acquire one hundred percent (100%) of the issued and outstanding ownership units of UNITED CENTURY, in consideration for which DRAGON JADE shall issue to SELLERS collectively 20,003,319 restricted shares of DRAGON JADE common stock.

NOW THEREFORE, in consideration of the mutual promises and the covenants and promises hereinafter contained, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound hereby, agree as follows:

SECTION 1. ACQUISITION OF UNITED CENTURY COMMON STOCK BY DRAGON JADE.

1.1 Acquisition of UNITED CENTURY.

In the manner and subject to the terms and conditions set forth herein, DRAGON JADE shall acquire from the shareholders of UNITED CENTURY, up to one hundred percent (100%) of the issued and outstanding shares of common stock of UNITED CENTURY (the “UNITED CENTURY shares of common stock”).

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1.2 Effective Date.

If all of the conditions precedent to the obligations of each of the parties hereto as hereinafter set forth shall have been satisfied or shall have been waived, the transactions set forth herein (the “Exchange”) shall become effective on the Closing Date as defined herein.

1.3 Consideration.

(a) In connection with the acquisition of the UNITED CENTURY shares of common stock, DRAGON JADE will issue to the shareholders of UNITED CENTURY up to 20,003,319 restricted shares of DRAGON JADE common stock (the “DRAGON JADE Shares”) on the basis of 2,031 shares of DRAGON JADE common stock for each one share of common stock of UNITED CENTURY. The foregoing 20,003,319 restricted shares of DRAGON JADE will be reduced by the equivalent number of outstanding shares of UNITED CENTURY common stock not exchanged.

(b) If the outstanding shares of DRAGON JADE Common Stock are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization, or other similar transaction, then the number of shares of Common Stock referenced in Section 1.3(a), above, shall be appropriately adjusted.

(c) No fractional shares of DRAGON JADE Common Stock shall be issued in connection with this Agreement, and no certificates or scrip for any such fractional shares shall be issued.

1.4 Effect of Stock Exchange.

As of the Closing Date, all of the following shall occur:

(a) The Articles of Incorporation of UNITED CENTURY and DRAGON JADE, as in effect on the Effective Date, shall continue in effect without change or amendment.

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(b) The Bylaws of UNITED CENTURY and DRAGON JADE, as in effect on the Closing Date, shall continue in effect without change or amendment.

(c) The Board of Directors of DRAGON JADE will consist of five individuals who served as members of the Board of DRAGON JADE prior to closing date of this Agreement and two new members appointed by UNITED CENTURY (in such manner as they may determine) prior to or at the Closing for a term of no less than two years.

1.5 Further Action.

From time to time after the Closing, without further consideration, the parties shall execute and deliver such instruments of conveyance and transfer and shall take such other action as any party reasonably may request to more effectively transfer the UNITED CENTURY shares of common stock and DRAGON JADE Shares.

SECTION 2. REPRESENTATIONS AND WARRANTIES.

2.1 SELLER’s Representations and Warranties.

SELLER hereby represents and warrants to the DRAGON JADE, all of which representations and warranties are true, complete, and correct in all respects as of the Effective Date and will be as of the Closing Date, as follows:

(a) Organization and Standing. UNITED CENTURY is a corporation duly organized, validly existing and in good standing under the laws of the British Virgin Islands, and has the corporate power to carry on its business as now conducted and to own its assets. The copies of the Articles of Incorporation and Bylaws of UNITED CENTURY, as amended to date, and made available to DRAGON JADE, are true and complete copies of those documents as now in effect.

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(b) Authorization, No Restrictions, Consents or Approvals. SELLER has full power and authority to enter into and perform this Agreement. This Agreement has been duly executed by SELLER and constitutes the legal, valid, binding and enforceable obligation of SELLER and is enforceable against it in accordance with its terms subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to creditors rights and to general principles of equity. The execution and delivery of this Agreement and the consummation by SELLER of the transactions contemplated herein, do not and will not on the Closing Date (i) conflict with or violate any of the terms of the certificate of formation and operating agreement of UNITED CENTURY or any applicable law relating to UNITED CENTURY, (ii) conflict with, or result in a breach of any of the terms of, or result in the acceleration of any indebtedness or obligations under, any agreement, obligation or instrument by which UNITED CENTURY is bound or to which any property of UNITED CENTURY is subject, or constitute a default thereunder, (other than such conflicts, violations or breaches (A) which do not adversely affect the validity or enforceability of this Agreement or have a material adverse effect on the condition of UNITED CENTURY or (B) as would occur solely as a result of the identity or the legal or regulatory status of Company); (iii) result in the creation or imposition of any lien on any of the assets of UNITED CENTURY, (iv) constitute an event permitting termination of any agreement or instrument to which UNITED CENTURY is a party or by which any property or asset of UNITED CENTURY is bound or affected, pursuant to the terms of such agreement or instrument, or (v) conflict with, or result in or constitute a default under or breach or violation of or grounds for termination of, any license, permit or other governmental authorization to which UNITED CENTURY is a party or by which UNITED CENTURY may be bound, or result in the violation by UNITED CENTURY of any laws to which it may be subject, which would materially adversely affect the transactions contemplated herein. No authorization, consent or approval of, notice to, or filing with, any public body or governmental authority or any other person is necessary or required in connection with the execution and delivery by UNITED CENTURY of this Agreement or the performance by UNITED CENTURY of its obligations hereunder except (A) where the failure to obtain any such consent, approval or action, to make any such filing or to give any such notice could not reasonably be expected to adversely affect the ability of the shareholders of UNITED CENTURY to consummate the exchange contemplated herein or to perform their respective obligations hereunder, or to have a material adverse effect on the condition of UNITED CENTURY or (B) those as would be required solely as a result of the identity or the legal or regulatory status of DRAGON JADE.

(c) Capitalization. As of the Effective Date, UNITED CENTURY had 9,849 issued, fully paid, and outstanding shares of UNITED CENTURY common stock.

(d) Assets. UNITED CENTURY has good and marketable title to the material consolidated assets it holds (the “Assets”), free and clear of any lien, except for liens that neither individually nor in the aggregate could reasonably be expected to have a material adverse effect on the business or condition of UNITED CENTURY.

(e) Disclosure. No statement, representation or warranty by UNITED CENTURY and the SELLER in this Agreement, including the Exhibits hereto, contains any untrue statement of material fact, or omits to state a material fact, necessary to make such statements, representations or warranties not misleading.

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(f) Tax Matters. UNITED CENTURY was incorporated in the British Virgin Islands and, under the current laws of the British Virgin Islands, is not subject to income taxes.

(g) Litigation. SELLER has no knowledge that any action, suit, proceeding, hearing, or investigation may be brought, threatened against, or have filed in relevant house of court, against UNITED CENTURY.

(h) Environment, Health, and Safety. UNITED CENTURY has complied with all Environmental, Health, and Safety Laws, excepts for such failures to comply which would not have a material adverse effect, individually or in the aggregate, on the condition of UNITED CENTURY, and to the knowledge of the Seller no action, suit, proceeding, hearing, investigation, charge, complaint, claim, demand, or notice has been filed or commenced against it alleging any failure so to comply.

(i) Assets and Liabilities. All consolidated assets and liabilities of UNITED CENTURY and its subsidiary UNITED ASIA that are disclosed on a consolidated financial statement prepared in accordance with generally acceptable accounting principles of United States of America are listed on Exhibit B.

(j) Title. The Shareholders of UNITED CENTURY hold of record and own beneficially the UNITED CENTURY Stock, free and clear of any restrictions on transfer (other than any restrictions under the United States Federal Securities Acts and state securities laws), taxes, security interests, options, warrants, purchase rights, contracts, commitments, equities, claims, and demands. No Shareholder is a party to any option, warrant, purchase right, or other contract or commitment that could require the Shareholder to sell, transfer, or otherwise dispose of the UNITED CENTURY Stock.

(k) Investment.

(i) Shareholders of UNITED CENTURY understand that the DRAGON JADE Shares has not been registered under the United States federal Securities Acts, or under any state securities laws, and are being offered and sold in reliance upon federal and state exemptions for transactions not involving any public offering;

(ii) Shareholders of UNITED CENTURY understand that there shall be imprinted on the face of each certificate representing the DRAGON JADE Shares the following legend:

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“THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE “ACT”). THE SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT AND MAY NOT BE SOLD, TRANSFERRED, ASSIGNED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF A CURRENT AND EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT WITH RESPECT TO SUCH SECURITIES, OR AN OPINION OF THE ISSUER’S COUNSEL TO THE EFFECT THAT REGISTRATION IS NOT REQUIRED UNDER THE ACT.”

(iii) Shareholders of UNITED CENTURY acknowledge that the DRAGON JADE Shares will be restricted from trading for a period of one (1) year from the Effective Date, which restriction may be reduced in length at the sole discretion of the Board of Directors of DRAGON JADE;

(iv) Shareholders of UNITED CENTURY are Shareholders acquiring the Common Stock share certificate solely for the account of such Shareholder for investment purposes, and not with a view to the distribution thereof;

(v) Shareholders of UNITED CENTURY are able to bear the economic risk and lack of liquidity inherent in holding the DRAGON JADE Shares.

2.2 DRAGON JADE’s Representations and Warranties. DRAGON JADE hereby represents and warrants to the SELLER, all of which representations and warranties are true, complete, and correct in all respects as of the Effective Date and will be as of the Closing Date, as follows:

(a) Organization and Qualification. DRAGON JADE is a corporation duly organized, validly existing and in good standing under the laws of the British Virgin Islands. DRAGON JADE has all requisite power and authority to own those properties and conduct those businesses presently owned or conducted by it, and is duly qualified to do business as it is now being conducted and is in good standing as a foreign corporation in each other jurisdiction where the property owned, leased or used by it or the conduct of its business makes such qualification necessary, except in any case where a failure so to qualify would not have a material adverse effect on DRAGON JADE. The copies of the articles of incorporation, certificate of designation and bylaws of the DRAGON JADE, which have been delivered to the SELLER, are complete and correct and are in full force and effect at the Effective Date.

(b) Authorization; No Restrictions, Consents or Approvals. DRAGON JADE has full power and authority to enter into and perform this Agreement and all corporate action necessary to authorize the execution and delivery of this Agreement and the performance its obligations hereunder has been duly taken. This Agreement has been duly executed by DRAGON JADE and constitutes the legal, valid, binding and enforceable obligation of DRAGON JADE, enforceable against DRAGON JADE in accordance with its terms.

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(c) Disclosure. No statement by DRAGON JADE in the documents described in the receipt attached hereto, contains any untrue statement of a material fact, or omits to state any material fact, necessary to make such statements, in the light of the circumstances under which they were made, not misleading. DRAGON JADE knows of no material fact which specifically applies to DRAGON JADE and (so far as DRAGON JADE can reasonably foresee) materially threatens DRAGON JADE or its business, which has not been disclosed in such documents, or disclosed to the SELLER.

SECTION 3. COVENANTS PRIOR TO CLOSING.

3.1 Conduct of Business.

UNITED CENTURY and SELLER covenant that, except as otherwise consented to in writing by DRAGON JADE, from and after the Effective Date until the Closing or the earlier termination of this Agreement, UNITED CENTURY and its subsidiary UNITED ASIA (i) will use reasonable efforts consistent with past practice to preserve the assets, (ii) shall not enter into any contract, lease, license, obligation, indebtedness, commitment, purchase or sale relating to the assets other than contracts in the ordinary course of business; (iii) shall not enter into or assume any mortgage, pledge, conditional sale or other title retention agreement, or permit any lien to be placed upon the assets other than in the ordinary course of business; and (iv) will keep its business and properties substantially intact, including its present operations, physical facilities, working conditions, and relationships with lessors, licensors, suppliers, customers, and employees as of Closing.

3.2 Takeover Statutes; Inconsistent Actions.

If any “fair price,” “moratorium,” “control share,” “business combination,” “stockholder protection” or similar or other anti-takeover statute or regulation enacted under any state or federal law shall become applicable to the transaction, DRAGON JADE shall grant such approvals and take all such actions as are within its authority so that the Closing may occur as promptly as practicable on the terms contemplated hereby and otherwise use its best efforts to eliminate the effects of such statute or regulation on the transaction.

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SECTION 4. CLOSING.

4.1 Conditions to DRAGON JADE’s Obligations.

The obligations of DRAGON JADE under this Agreement, (including, without limitation, the obligation to consummate and effect the exchange of shares), shall be subject to satisfaction of the following conditions, unless waived by DRAGON JADE:

(a) UNITED CENTURY and the SELLER shall have performed, in all material respects, all agreements, and satisfied in all material respects all conditions on its part to be performed or satisfied hereunder at or prior to the Closing Date.

(b) All representations and warranties of UNITED CENTURY and the SELLER made herein shall have been true and correct in all material respects when made (or will have been made true and correct by the Closing Date), shall have continued to have been true and correct in all material respects at all times subsequent thereto, and shall be true and correct in all material respects on and as of the Closing Date as though made on, as of and with reference to such Closing Date.

(c) There shall not have occurred any unforeseen and unnotified material adverse change with respect to the assets.

(d) All the shareholders of UNITED CENTURY shall have executed and delivered to DRAGON JADE all documents necessary to transfer 9,849 shares of common stock of UNITED CENTURY to DRAGON JADE, as contemplated by this Agreement.

(e) DRAGON JADE shall have reasonably completed its due diligence review.

4.2 Conditions to UNITED CENTURY and the SELLER’s Obligations.

The obligations of UNITED CENTURY and the SELLER under this Agreement, (including, without limitation, the obligation to consummate and effect the equity exchange) shall be subject to satisfaction of the following conditions, unless waived by UNITED CENTURY and the SELLER:

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(a) DRAGON JADE shall have performed in all material respects all agreements, and satisfied in all material respects all conditions on its part to be performed or satisfied hereunder, at or prior to the Closing Date.

(b) All of the representations and warranties of DRAGON JADE herein shall have been true and correct in all material respects when made, shall have continued to have been true and correct in all material respects at all times subsequent thereto, and shall be true and correct in all material respects on and as of the Closing Date as though made on, as of, and with reference to such Closing Date.

(c) DRAGON JADE shall have executed and delivered to the SELLER all documents necessary to transfer 20,003,319 shares of DRAGON JADE common stock to the shareholders of UNITED CENTURY, as contemplated by this Agreement.

(d) UNITED CENTURY and the SELLER have reasonably completed their due diligence review.

4.3 Closing Documents.

(a) At the Closing, the SELLER shall deliver to DRAGON JADE, all documents necessary to (i) effect or evidence the sale, conveyance, assignment and transfer to DRAGON JADE of UNITED CENTURY 9,849 shares of common stock, as contemplated hereby, (ii) place DRAGON JADE in full possession and enjoyment of the UNITED CENTURY 9,849 shares of common stock, as contemplated hereby and (iii) govern and document all other rights and obligations of the Parties contemplated herein. The items listed in this Section 4.3(a) shall include the following:

(A) A certificate evidencing UNITED CENTURY 9,849 shares of common stock registered in the name of DRAGON JADE.

(B) Copies of UNITED CENTURY’s resolutions adopted by its Board of Directors, authorizing the execution and delivery of, and performance of the obligations under, this Agreement.

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(b) At the Closing, DRAGON JADE shall deliver to the SELLER, in form and substance reasonably satisfactory to the Shareholders, all appropriate documents to (i) effect or evidence the sale, conveyance, assignment and transfer to the UNITED CENTURY’s shareholders of the DRAGON JADE 20,003,319 Shares, as contemplated hereby, (ii) necessary to place UNITED CENTURY’s shareholders in full possession and enjoyment of the DRAGON JADE 20,003,319 Shares, as contemplated hereby and (iii) govern and document all other rights and obligations of the Parties contemplated herein. The items listed in this Section 4.3(b) shall include certificates evidencing the DRAGON JADE 20,003,319 Shares registered in the name of the UNITED CENTURY’s shareholders.

SECTION 5. SURVIVAL OF REPRESENTATIONS AND WARRANTIES; INDEMNIFICATION.

5.1 Survival of Representations and Warranties and Covenants.

The representations, warranties, covenants, and obligations of DRAGON JADE, UNITED CENTURY and the SELLER set forth in this Agreement and in any certificate, agreement, or instrument delivered in connection with the transactions contemplated hereby, shall survive the Closing for a period of eighteen (18) months (the “Cut-off Date”) after which time there shall be no liability in respect thereof on the part of either Party or the Parties’ officers, directors, employees, agents and Affiliates.

5.2 No Other Representations.

Notwithstanding anything to the contrary contained in this Agreement, it is the explicit intent of each Party that DRAGON JADE, UNITED CENTURY and the SELLER are making no representation or warranty whatsoever, express or implied, except those representations and warranties contained in Section 2. In particular, DRAGON JADE, UNITED CENTURY and the SELLER make no representation or warranty with respect to any financial projection or forecast relating to the conditions of DRAGON JADE and UNITED CENTURY. With respect to any projection or forecast delivered by or on behalf of DRAGON JADE, UNITED CENTURY or the SELLER, it is hereby acknowledged that (a) there are uncertainties inherent in attempting to make such projections and forecasts, (b) the Parties are familiar with such uncertainties, (c) the Parties are taking full responsibility for making its own evaluation of the adequacy and accuracy of all such projections and forecasts and (d) there shall be no claim against any Party with respect thereto.

5.3 Indemnification by UNITED CENTURY or the SELLER.

In addition to and not in limitation of any SELLER’s indemnification obligations set forth elsewhere in this Agreement (but subject to the Cut-off Date), the SELLER shall, defend, indemnify, and hold harmless DRAGON JADE and its respective officers, directors, shareholders, agents and employees (individually, a “Company Indemnitee” and collectively the “Company Indemnitees”), from and against any and all claims, losses, deficiencies, liabilities, obligations, damages, penalties, punitive damages, costs, and expenses (including, without limitation, reasonable legal, accounting and consulting fees), whether or not resulting from third party claims (collectively, “Losses”), suffered by a Company Indemnitee, which arise out of or result from:

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(a) any inaccuracy or misrepresentation in or breach of any of the representations, warranties, covenants or agreements made by UNITED CENTURY or the SELLER in this Agreement or in any document, certificate or affidavit delivered by UNITED CENTURY or the SELLER pursuant to the provisions of this Agreement;

(b) any obligation, liability, debt or commitment of UNITED CENTURY or the SELLER which is required to be disclosed herein but which is not disclosed, whether or not paid by DRAGON JADE; and

5.4 Indemnification by DRAGON JADE.

The Company shall defend, indemnify and hold harmless, the SELLER and all shareholders of UNITED CENTURY or the SELLER and their affiliates, agents, employees, heirs, successors and assigns (the “Shareholder Indemnitees”) from and against any and all Losses, suffered by the Shareholder Indemnitees, which arise out of or result from:

(a) any inaccuracy or misrepresentation in or breach of any of the representations, warranties, covenants or agreements made by DRAGON JADE in this Agreement or in any document, certificate or affidavit delivered by DRAGON JADE pursuant to the provisions of this Agreement.

5.5 Indemnification Payments.

The indemnity payments, whether by DRAGON JADE or by UNITED CENTURY or the SELLER, to be made under this Agreement, shall initially be made in immediately available funds, if any, and then through the return of the DRAGON JADE Shares or UNITED CENTURY shares of common stock, as applicable, by the indemnifying party. The indemnifying Party is not required to use any other source as a means of making any indemnity payments, but must account for any DRAGON JADE Shares or UNITED CENTURY shares of common stock such Party has sold or transferred.

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5.6 Procedure for Third Party Claims.

(a) Notice to the indemnifying Party shall be given promptly after receipt by a Shareholder Indemnitee or a Company Indemnitee of actual knowledge of the commencement of any action or the assertion of any claim that will likely result in a claim by it for indemnity pursuant to this Agreement. Such notice shall set forth in reasonable detail the nature of such action or claim to the extent known, and include copies of any written correspondence or pleadings from the party asserting such claim or initiating such action. The indemnified party shall be entitled, at its own expense, to assume or participate in the defense of such action or claim. If the indemnifying party assumes the defense of such action or claim, it shall be conducted by counsel chosen by such party and approved by the party seeking indemnification, which approval shall not be unreasonably withheld.

(b) For actions where the indemnifying party does not exercise its right to assume the defense, the party seeking indemnification shall assume and control the defense of and contest such action with counsel chosen by it and approved by the indemnifying party, which approval shall not be unreasonably withheld. The indemnifying party shall be entitled to participate in the defense of such action, the cost of such participation to be at its own expense. The indemnifying party shall pay the reasonable attorneys’ fees and expenses of the party seeking indemnification to the extent that such fees and expenses relate to claims as to which indemnification is payable under Sections 5.2 or 5.3, as such expenses are incurred.

(c) Both the indemnifying party and the indemnified party shall cooperate fully with one another in connection with the defense, compromise, or settlement of any such claim or action, including, without limitation, by making available to the other all pertinent information and witnesses within its control.

(d) No indemnified party shall have the right to settle any action brought against it without the consent of the indemnifying party. The indemnifying party shall have the right to settle any action brought against an indemnified party as long as the indemnified party has been delivered a complete release as a condition of the settlement.

5.7 Remedies Cumulative.

The remedies provided for herein shall be cumulative and shall not preclude assertion by any party of any other rights or the seeking of any other remedies against any other party.

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5.8 Successors.

The merger, consolidation, liquidation, dissolution or winding up of, or any similar transaction with respect to the Parties hereto, shall not affect in any manner the obligations of the Parties pursuant to this Section 5 or any other term or provision of this Agreement, and the parties covenant and agree to make adequate provision for their liabilities and obligations hereunder in the event of any such transaction.

SECTION 6. GENERAL PROVISIONS.

6.1 Documentary Taxes.

A party is responsible for payment of documentary or other taxes, arising from the issuance of any capital stock by such party.

6.2 Specific Performance.

All of the parties acknowledges and agrees that the other parties could be damaged irreparably if any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached. Accordingly, it is hereby agreed that a Party may be entitled, without the necessity of pleading or proving irreparable harm or lack of an adequate remedy at law or posting any bond or other security, to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof.

6.3 Severability.

If any parts of this Agreement are found to be void, the remaining provisions of this Agreement shall nevertheless be binding with the same effect as though the void parts were deleted.

6.4 Counterparts.

This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument. The execution of this Agreement may be by actual or facsimile signature.

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6.5 Notices.

Any notice, report, demand, waiver, consent or other communication given by a Party under this Agreement shall be in writing, may be given by a Party or its legal counsel, and shall deemed to be duly given upon delivery by Federal Express or similar overnight courier service which provides evidence of delivery, or when delivered by facsimile transmission if a copy thereof is also delivered in person or by overnight courier. Notices of address change shall be effective only upon receipt notwithstanding the provisions of the foregoing sentence.

Notice to DRAGON JADE shall be sufficient if given to:
Unit 1701B, 17/F., Nan Dao Commercial Building,
359-361 Queen’s Road Central,
Hong Kong.
Attention: Mr. Law Lok Bun
Notice to UNITED CENTURY or the SELLER shall be sufficient if given to:
Unit 1105, 11/F., Hewlett Centre,
54 Hoi Yuen Road, Kwun Tong, Kowloon,
Hong Kong.
Attention: Mr. Lai Yat Man

6.6 Oral Evidence.

This Agreement constitutes the entire agreement between the parties and supersedes all prior oral and written agreements between the parties hereto with respect to the subject matter hereof.

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6.7 Governing Law.

This Agreement shall be construed and enforced in accordance with the laws of Hong Kong, Special Administrative Region of Peoples’ Republic of China without giving effect to the principles of conflicts of law thereof. All parties hereby irrevocably submit to the exclusive jurisdiction of Hong Kong SAR for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waive, and agree not to assert in any suit, action or proceeding, any claim that he is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is improper.

6.8 Arbitration.

Any controversy, dispute or claim arising out of or relating to this Agreement, or its interpretation, application, implementation, breach or enforcement which the parties are unable to resolve by mutual agreement, shall be settled by submission by either party of the controversy, claim or dispute to binding arbitration in Hong Kong, SAR (unless the parties agree in writing to a different location), before a single arbitrator in accordance with the Arbitration Rules of the Hong Kong International Arbitration Centre then in effect. In any such arbitration proceeding the parties agree to provide all discovery deemed necessary by the arbitrator. The decision and award made by the arbitrator shall be final, binding and conclusive on all parties hereto for all purposes, and judgment may be entered thereon in any court having jurisdiction thereof.

6.9 Amendments and Waivers.

No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by DRAGON JADE, UNITED CENTURY and the SELLER. No waiver by any party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

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IN WITNESS WHEREOF, each of the parties has caused this Agreement to be duly executed under seal as of the date first above written.

For and On Behalf Of:

Dragon Jade International Limited

/s/ Law Lok Bun
By: Law Lok Bun

For and On Behalf Of:

United Century Holdings Limited

/s/ Lai Yat Man
By: Lai Yat Man

/s/ Lai Yat Man
Lai Yat Man

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EXHIBIT A
United Century Holdings Limited
Shareholders List

Shareholders	Number of Shares
Lai Yat Man	6,284
Winwalk Holdings Limited	1,000
Year Glory Investments Limited	1,000
Lau Muk Lan Angela	200
Datwani Meena	150
Dragon Capital Limited	100
Eternal Ray International Limited	100
Henry Francis Quan	100
Kan Bik Chu	100
Lee Kar Li Elina	100
Lee Ying Chiu Herbert	100
Wong Chi Kei	100
Wong Hoi To Charles	100
Wong Wing	100
Wong Yuk Shui Agnes	100
Leung Hoi Yee Irene	50
Pak Yau Chun	50
Cheng Sum Wing	25
Wong King Ho	25
Wong Kwok Ying	25
Fung Kwong Pun	20
Wat Siu Wah	10
Leung Mei Ling	5
Yiu Lai Fan	5